


04034978

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1. The Annual Report 2004 to shareholders, prepared on a consolidated basis for the fiscal year ended March 31, 2004.


'04
Expanding Vision
Pioneer Annual Report
Year ended March 31, 2004

Progress is uncompromising. Lead, or be left behind.

At Pioneer, we do far more than make great digital recording, display and car AV equipment. We are constantly analyzing how people respond to changes in their home, work and driving environments, and what they expect in the future. This enables us to create new, exciting forms of entertainment that customers want.

A passion for performance has lifted Pioneer to where it is today—leading the industry with a steady flow of breakthroughs.

The tide is high. Opportunities are emerging. The time is now.


THE TIDE



The home display market is shifting rapidly to large, space-saving flat-screen models, which realize high-quality pictures from the latest digital sources — DVDs and digital broadcasting. Pioneer is capitalizing on the expanding market for plasma displays.

IS HIGH

DVD recording is more reliable for high-picture-quality and high-utility home entertainment, and long-life storage of large volumes of data from personal computers (PCs). No wonder DVDs are replacing videocassettes in home recording and CD-R/RW discs in PCs.

Pioneer is a market leader in the car navigation market in Japan, and is expanding operations in North America and Europe with new systems that feature DVD, detailed local maps, voice guides in local languages and other conveniences.

CORPORATE PROFILE

Pioneer Corporation, incorporated as an audio speaker manufacturer in 1938, has grown into a group of companies working globally to offer innovative electronics products for consumer and business use. The Company has continuously taken the lead in a broad spectrum of electronics equipment ranging from interactive cable-TV systems, laser discs and GPS car navigation systems, to DVD players and recorders, plasma displays, OLED displays and digital broadcast set-top boxes.

To realize the Pioneer group's philosophy of "Move the Heart and Touch the Soul," we defined our vision as an "Entertainment-Creating Company," and devised the slogan *sound.vision.soul* to communicate our group philosophy and vision to customers around the world. In line with this philosophy, we will stay focused on satisfying customers and shareholders with products that "Move the Heart and Touch the Soul."

PIONEER GROUP CHARTER FOR CORPORATE OPERATIONS

We, the executives and employees of Pioneer, will operate our corporate activities based on a high standard of ethics, and aim to keep winning the confidence of our stakeholders by contributing to society as responsible corporate citizens.

- We will provide products and services that are useful, reliable, and safe.
- We will operate our corporate activities fairly.
- We will continue efforts to conserve materials and energy, and reduce impact on the Earth's environment.
- We will strive for fair disclosure of information about our corporate activities.
- We will undertake effective risk management to deal with unforeseen incidents as quickly and sincerely as possible.
- We will properly manage and protect our assets and rights.
- We will endeavor to contribute to society from a global perspective.
- We will aim to pursue our corporate activities, always with respect for humanity.

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

Pioneer Corporation and Subsidiaries
Year ended March 31

In millions of yen and thousands of U.S. dollars except per share information

	Yen			% Change 2004/2003	U.S. Dollars
	2002	2003	2004		2004
Operating revenue	¥629,777	¥677,259	**¥700,885**	+3.5%	**$6,612,123**
Operating income	16,660	30,765	**43,719**	+42.1%	**412,443**
Income from continuing operations	7,482	15,942	**20,363**	+27.7%	**192,103**
Net income	8,047	16,078	**24,838**	+54.5%	**234,320**
Per share of common stock and per American Depositary Share:					
Income from continuing operations	41.56	89.48	**116.07**		**1.10**
Net income	44.70	90.24	**141.58**		**1.34**
Cash dividends	15.00	17.50	**25.00**		**0.24**
Net cash provided by operating activities	57,358	91,509	**60,378**		**569,604**
Net cash used in investing activities	(51,396)	(35,228)	**(52,754)**		**(497,679)**
Total assets	645,129	647,029	**722,542**		**6,816,434**
Shareholders' equity	347,003	318,393	**332,938**		**3,140,924**

Note: All dollar figures herein refer to U.S. currency unless otherwise specified. The dollar amounts in this report represent translation of yen, for convenience only, at the rate of ¥106=U.S. $1.00, the approximate current rate prevailing on March 31, 2004.

See Note 1 of Notes to Consolidated Financial Statements from pages 42 to 46 for this presentation.

OPERATING REVENUE


(Billion ¥)
800
600
400
200
0
'02
'03
'04

INCOME


(Billion ¥)
50
40
30
20
10
0
'02
'03
'04
Operating Income
Income from continuing operations
Net income

CASH FLOWS


(Billion ¥)
100
75
50
25
0
-25
-50
'02
'03
'04
Cash flows from operating activities
Cash flows from investing activities
Free cash flows
(Cash flows from operating activities + Cash flows from investing activities)



Kanya Matsumoto
Chairman and
Representative Director
(Right)

Kaneo Ito
President and
Representative Director
(Left)

Operating income increased 42.1% from the previous year to ¥43.7 billion ($412.4 million) largely as a result of increased sales and improved gross profit margin as well as decreased selling, general and administrative expenses.

During the fiscal year ended March 31, 2004, we made major business decisions, including the acquisition of a plasma display manufacturing company and the sale of subsidiaries in our audio/video software business. We believe that these decisions set the stage for Pioneer's ongoing developments.

This fiscal year brought consolidated operating revenue of ¥700.9 billion ($6,612.1 million), up 3.5% from the previous year. This reflected solid business in our strategic products such as plasma displays, DVD recorders and recordable DVD drives for personal computers (PCs), as well as strength in the market for car navigation systems spreading mainly from Japan to North America and Europe.

Operating income increased 42.1% from the previous year to ¥43.7 billion ($412.4 million) largely as a result of increased sales and improved gross profit margins, as well as decreased selling, general and administrative expenses. The decline in the average value of the yen against the euro during the year compared to the previous year affected our gross profit margins favorably. Net income also increased 54.5% from the previous year to ¥24.8 billion ($234.3 million), reflecting an increase in operating income and income from discontinued operations recorded in connection with the sale of subsidiaries engaged in the audio/video software business.

Net cash provided by operating activities was ¥60.4 billion ($569.6 million), a decrease of ¥31.1 billion from the previous year. This decrease is mainly attributable to an increase in the operating capital requirement. Net cash used in investing activities was ¥52.8 billion ($497.7 million), an increase of ¥17.5 billion from the previous year, mainly due to increased capital expenditure for expansion of plasma display production capacity. On March 5, 2004, Pioneer issued Euro Yen Zero Coupon Convertible Bonds due 2011 in the aggregate principal amount of ¥60 billion to be applied principally toward investment in plasma display business, and enhancement of distribution channels in Europe and China.

We declared a year-end cash dividend of ¥12.5 ($0.12) per share of common stock, a ¥2.5 increase over the previous year. When added to the interim dividend, this brings the annual cash dividend to ¥25 ($0.24), a ¥7.5 increase over the previous year.

The business environment remains severe, characterized by uncertain economic conditions in our major markets of Japan, North America and Europe, intensifying price competition in our major product categories, and exchange rate fluctuations. Thus, the Company is concentrating resources on strategic businesses.

In April 2004, we made a change in our internal company structure. Plasma Display Business Company, a new internal company, was created to further promote and expand our plasma display business. At the same time, we integrated the Components Business Company into the Home Entertainment Company, aiming to achieve more powerful synergy in the DVD business. Now, we are advancing our strategic business plans with the following four internal companies:

- Home Entertainment Business Company, which is in charge of audio/video product business and business in devices such as recordable DVD drives for PCs;
- Plasma Display Business Company, which is managing a comprehensive plasma display business;
- Mobile Entertainment Company, which is responsible for car electronics business overall; and
- Industrial Solutions & Entertainment Company, which is providing business plans and system products in industrial and business markets.

In our plasma display business, we are working to build a more efficient production system to meet fast-growing demand. Our subsidiary dedicated to plasma display production is currently expanding its capacity and strengthening its operations. In February 2004, Pioneer and NEC Corporation (NEC) reached an agreement in principle under which NEC will transfer to Pioneer all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation, and all the intellectual property rights NEC holds for plasma displays. Following these measures, we plan to establish in fall 2004 an overall production system capable of yielding more than one million panels annually.

In our DVD business, demand for DVD recorders for home use, especially those with hard disk drives (HDDs), has been growing, and we plan to develop products with added value and advanced features, reinforcing the line of HDD models. Also, demand for recordable DVD drives for PCs is rising sharply. To accommodate this growing demand, we are strengthening our production capacity in China.

In our car electronics business, we continue our efforts to strengthen our market leadership. In the car navigation system business, our HDD models with advanced functions, and affordably priced, easy-to-operate DVD models enjoy excellent reputations in Japan. We also plan to expand this business overseas, in Europe and North America in particular. In the car audio business, we plan to fortify our current strong market position with new products and innovations such as car CD players with organic light-emitting diode (OLED) displays to satisfy diverse consumer demand.

We continue our efforts to minimize operating costs and expenses worldwide. To reduce our overall manufacturing costs, we are expanding production in China. Also, we are implementing an expense supervision system to lower the ratio of our selling, general and administrative expenses to operating revenue. We are applying supply chain management to optimize efficiency of inventory control worldwide. We believe that such initiatives help us improve cash flows and profitability.

In these times of change, Pioneer is capitalizing on new opportunities in a range of businesses. Our brand represents leadership and progress. Looking ahead, our commitment to increase the Company's value for the benefit of each shareholder only grows stronger.

Sincerely yours,

Kanya Matsumoto	Kaneo Ito
Chairman and Representative Director	President and Representative Director

June 29, 2004

FINANCIAL POSITION

EARNINGS PER SHARE



(¥)
150
120
90
60
30
0
'02
'03
'04
Income from continuing operations per share
Net Income per share

CAPITAL EXPENDITURES & DEPRECIATION



(Billion ¥)
60
40
20
0
'02
'03
'04
Capital expenditures
Depreciation and amortization

CASH DIVIDENDS PER SHARE



(¥)
25
20
15
10
5
0
'02
'03
'04

BORROWINGS



(Billion ¥)
120
100
80
60
40
20
0
'02
'03
'04
Short-term borrowings and current portion of long-term debt
Long-term debt

ROE & ROA



(%)
8
6
4
2
0
'02
'03
'04
ROE (Return on equity)
ROA (Return on assets)

TOTAL ASSETS & SHAREHOLDERS' EQUITY



(Billion ¥)
800
600
400
200
0
54%
49%
46%
'02
'03
'04
Total assets
Shareholders' equity
Shareholders' equity ratio

BUSINESS SEGMENTS

HOME ELECTRONICS

(Billion ¥)


Revenue
Income
300
200
100
0
5
0
-5
'02
'03
'04
Operating revenue
Operating income

Home Electronics sales increased 1.3% from the previous year to ¥281.5 billion ($2,655.5 million). In Japan, sales decreased by 9.2% to ¥78.8 billion ($743.4 million), due to a decline in sales of DVD players, recordable DVD drives for PCs, and plasma displays for home use, in spite of the increase in sales of DVD recorders. Overseas sales increased 6.0% to ¥202.7 billion ($1,912.1 million), due to rises in sales of our home-use plasma displays and DVD recorders worldwide, and recordable DVD drives in Europe and Asia, despite lower sales of DVD players and audio products worldwide, cable TV set-top boxes in North America, and digital broadcast set-top boxes in Europe.

Operating income was ¥2.1 billion ($19.8 million) compared with ¥3.9 billion in the previous year, despite increased profit from DVD drives for PCs. The decrease mainly reflected a downward trend in market product prices, slack set-top box business and increased selling, general and administrative expenses including a one-time payment to Gemstar-TV Guide International, Inc. and provisions for plasma TV service costs.

∘DVD Players ∘DVD Recorders ∘Recordable DVD Drives ∘DVD-ROM Drives
∘Home-use Plasma Displays ∘Projection TVs ∘Stereo Systems
∘Individual Stereo Components ∘Equipment for Cable-TV Systems
∘Digital Broadcast Set-top Boxes ∘Telephones, and others

CAR ELECTRONICS

(Billion ¥)


Revenue
Income
300
30
200
20
100
10
0
0
'02
'03
'04
Operating revenue
Operating income

Car Electronics sales amounted to ¥292.2 billion ($2,756.5 million), up 3.9% over the previous year. In Japan, sales increased 15.1% to ¥121.7 billion ($1,148.2 million), reflecting growth in sales of car navigation systems to both consumers and automobile manufacturers as well as increased sales in car audio products to automobile manufacturers. Overseas sales decreased 2.8% to ¥170.5 billion ($1,608.3 million), primarily due to lower sales of car audio products to both consumers and automobile manufacturers in North America, despite higher sales of car navigation systems in North America and Europe and car audio products in other regions.

Operating income in fiscal 2004 amounted to ¥28.9 billion ($273.0 million), up 10.8% from the previous year. Increased sales and improved gross profit margins, primarily due to cost reductions in car navigation systems, are the main reasons.

∘Car Stereos ∘Car AV Systems ∘Car Speakers
∘Car Navigation Systems, and others

PATENT LICENSING



(Billion ¥)
Revenue
Income
20
15
10
5
0
'02
'03
'04
Operating revenue
Operating income

Royalty revenue from Patent Licensing decreased 6.1% from the previous year to ¥11.8 billion ($111.5 million). This was due to a decline in royalty revenue resulting from expiration of the Company's optical disc-related patents in certain areas.

Operating income increased to ¥11.4 billion ($107.5 million) from ¥10.7 billion in the previous year, mainly due to decreases in operating expenses, despite a decrease in royalty revenue.

∘Royalties on Optical Disc Recording and Playback, and others

OTHERS



(Billion ¥)
Revenue
Income
150
100
50
5
0
-5
'02
'03
'04
Operating revenue
Operating income

Others sales increased 9.3% from the previous year to ¥115.4 billion ($1,088.6 million). In Japan, sales were slightly higher by 1.1%, at ¥62.8 billion ($592.4 million). This is attributed primarily to increased sales of organic light-emitting diode (OLED) display panels for cellular phones, despite the decrease in sales of commercial karaoke products resulting from the sale of the Company's karaoke business subsidiaries. Overseas, sales were up 21.0% over the previous year to ¥52.6 billion ($496.3 million), primarily due to increased sales of factory automation (FA) systems in Asia, semiconductors related to laser pickups in China, and business-use plasma displays worldwide.

This segment, which broke even in the previous year, posted ¥1.1 billion ($10.3 million) operating income. The increases in sales of OLED display panels and other component parts as well as FA systems improved profitability.

∘Business-use Plasma Displays ∘Business-use AV Systems
∘Organic Light-Emitting Diode (OLED) Display Panels
∘Factory Automation Systems ∘Devices and Parts, and others

GEOGRAPHIC MARKETS (Operating revenue)

JAPAN
(Billion ¥)

300
200
100
0
'02 '03 '04

NORTH AMERICA
(Billion ¥)



300
200
100
0
'02
'03
'04

EUROPE
(Billion ¥)



300
200
100
0
'02
'03
'04

OTHER REGIONS
(Billion ¥)



300
200
100
0
'02
'03
'04


MOVING
FAST,
MAKING
MARKETS
Pioneer
DVR-8
PureCinema Progressive

BUSINESS AND MARKETS

As Pioneer transforms visions of superior AV home and mobile entertainment into state-of-the-art systems, our digital innovation sets the stage for even stronger long-term prospects.

The revolution in flat screen and optical disc recording technology that we started years ago continues to gain momentum with our new generations of plasma displays and DVD recorders/drives. The advent of new-generation media such as digital TV is also a promising step for the future growth of high-definition displays, premium-performance AV recording and all the equipment upgrades this will generate. We are also well along the road toward expanding our presence in the booming car-based AV/information systems industry.

To keep abreast of demand in fast-moving markets, we will design advanced new products, improve manufacturing systems, and plan and execute effective marketing strategies.

Plasma Displays

MARKETING UPSTREAM

INCREASING DEMAND

As the first in the industry to introduce high-definition 50-inch plasma displays to the consumer market in 1997, Pioneer has captured more than its share of dedicated viewers. The Company has also captured the imaginations and minds of a growing audience.

Plasma display demand is expanding from the niche of audio/video enthusiasts to a broader market of customers who want to enjoy high-quality video entertainment on larger screens at home via sources such as DVD and digital TV. At Pioneer, we believe that screens sized 40 inches and larger, with high-definition picture, wide viewing angle, advanced imaging response and superior color reproduction, can satisfy this demand, so we continue to focus on development of plasma displays that meet these requirements. Pioneer aims to differentiate these products by advancing picture quality, by applying its heritage of audio expertise, and by reducing power consumption for the sake of the environment, while distinguishing itself as a premium-quality plasma display brand, which will reduce the pressure of intensifying price competition.

DEMAND FOR PLASMA DISPLAYS
(Thousand units; calendar year)

5,000
4,000
3,000
2,000
1,000
0
'02 '03 '04 '05 '06

Japan North America Europe Other

Data: Japan Electronics and Information Technology Industries Association (JEITA)

The increase in demand for plasma displays has been conspicuous in Japan, and is now also evident in overseas markets, as was the case in North America and Europe during fiscal 2004. More customers are seeing for themselves that for viewing DVD and digital TV broadcasts, these displays deliver superior dramatic pictures and cinematic presence.

In fact, the Japan Electronics and Information Technology Industries Association (JEITA) forecasts that already-strong global demand for plasma displays will increase at an annual average growth rate of over 60% from 2003 to 2006. In 2006, according to such forecasts, the industry will be selling close to 4.3 million of these units.

EXPANDING SUPPLY

We are building a more efficient production system to meet fast-growing demand. From August 2003, Pioneer's plasma display production was running at a rate of up to a quarter million units annually, up about 67%. We are in the process of building our fourth production line, at our plasma display panel manufacturing subsidiary.

In February 2004, Pioneer and NEC Corporation (NEC) reached an agreement in principle under which NEC will transfer to Pioneer all of the shares that NEC holds in its subsidiary, NEC Plasma Display Corporation (NPD), and all of NEC's intellectual property rights for plasma displays.

With this NPD acquisition and the ongoing building of our fourth production line, our total capacity will add up to more than one million units a year by fall of 2004, ensuring ample production capacity to compete with other major plasma display producers.

Along with added production capacity, the acquisition will also bring us NEC's superior technological assets and expertise, as well as the original equipment manufacturing (OEM) business, the main business of NPD, which we intend to expand further.

In April 2004, we created a new internal company, Plasma Display Business Company, to manage a comprehensive plasma display business. We plan to continue to differentiate our products from those of our competitors by developing new display panels featuring higher picture quality and lower power consumption at lower production costs.



Pioneer's fifth-generation 50-inch high-definition plasma display features reproduction of 5.75 billion RGB colors; shown with home theater system featuring DVD-Audio/Video, advanced surround modes, and stylish speakers.

DVD Recorders

APPLICATIONS ABOUND

REPLACING VCRS

Home AV entertainment is shifting solidly from tape to disc media. In 2002, shipment worldwide of DVD-Video players surpassed that of videocassette recorders (VCRs) on the strength of growing popularity of prerecorded DVD titles. Recently, demand for DVD recorders has been growing sharply, especially in Japan, where it is expected to jump ahead of that for DVD-Video players in 2004.

Rapid growth in the DVD recorder market is anticipated in North America and Europe, following stronger-than-expected recent results there. Since fiscal 2004, we have been introducing and marketing worldwide DVD recorders with hard disk drives (HDDs) that have been popular in Japan, featuring extended recording capacity and ease of operation in order to establish Pioneer as a leading global DVD recorder brand. In addition to recording in DVD-R format, Pioneer's DVD recorders record in DVD-RW format, which features high compatibility with DVD-Video players, for an advantage that appeals to the many users of DVD-Video players.


DEMAND FOR
DVD RECORDERS
(Thousand units; calendar year)
30,000
25,000
20,000
15,000
10,000
5,000
0
'02 '03 '04 '05 '06
Japan
North America
Europe
Other
Data: JEITA
The '02 bar indicates demand for Japan only.



This DVD recorder for the U.S. market with 80-gigabyte HDD and TiVo® service features 80-hour hard-disk recording capacity and simple program access and recording.

TiVo is a registered trademark of TiVo Inc.

DEMAND FOR RECORDABLE DVD DRIVES

(Thousand units; calendar year)


100,000
80,000
60,000
40,000
20,000
0
'02 '03 '04 '05 '06

Data: JEITA

GROWING POTENTIAL

While the market for home-use DVD recorders is growing, sales expansion of recordable DVD drives for personal computers (PCs) is growing even more strongly. Although growth in CD-ROM/R/RW drives and DVD-ROM drives has plateaued, the industry shipped about 23 million recordable DVD drives in 2003, almost four times as many as in the previous year. This reflects great demand for DVD recording of personalized content using PCs, and the tendency of PC makers to include recordable DVD drives in PC systems as part of their sales strategies to differentiate their PC lineups. Riding this



This recordable DVD drive to be built into a PC features 8X-speed recording to DVD-R/+R, 4X-speed recording to DVD-RW/+RW, DVD-RAM playback and quiet operation.

wave, Pioneer shipped about five million recordable DVD drives in the fiscal year ended March 31, 2004. According to the JEITA forecast, this sales trend is expected to continue, as the market for recordable DVD drives is on target to expand to about 88 million units a year by 2006.

OUR OPTICAL PICKUPS PREVAIL

In anticipation of global market growth for home-use DVD recorders and PC-use recordable DVD drives, Pioneer built its second factory in Dongguan, China, and starting November 2003, the Company increased its overall capacity per month to manufacture one million optical pickups. These pickups are key parts of DVD recorders and recordable DVD drives that require higher technologies than those for CD and DVD players. Manufacturing key components by ourselves will strengthen our competitiveness, improve production cost efficiency and develop our overall DVD business with utmost speed and responsiveness.

Moreover, to enhance operational synergies, we integrated our internal Components Business Company, which is in charge of our PC-use recordable DVD drive business, into our internal Home Entertainment Company, which is in charge of our home-use DVD recorder business.

We plan to continue to differentiate our products from those of our competitors and thereby become number one in the DVD business.

Car Navigation

DRIVING AHEAD

TOWARD A STRONGER BOTTOM LINE

Pioneer has always been a driving force of progress in car entertainment, powering the evolution from analog to digital processing, from audio-dedicated to integrated AV systems, and from audio cassette tape to CD and DVD media, among other innovations. Now, we are developing new ways to make in-car systems even more sophisticated, user-friendly and practical.

Pioneer, since introducing the world's first CD-ROM-based car navigation system with GPS (global positioning system) for the Japanese consumer market in 1990, has continued to lead the industry.


carrozzeria
HDD

Pioneer's flagship HDD-based car navigation system for Japan features Traffic Congestion Forecast, Drive Planner accommodating driver preferences, superior AV functions, and removable Brain Unit for planning drives at home.

We considered the basic function of a car navigation system—to find the optimal route to a destination—and refined its accuracy, speed, and ease of operation. With the advent of DVD and HDD, these systems have extended capability to deliver extra driving guide information and audio/video entertainment.

Car navigation systems, on the road toward being indispensable to contemporary car culture, are top sellers in Pioneer's Car Electronics business in Japan.


DEMAND FOR
CAR NAVIGATION SYSTEMS
(Thousand units; calendar year)
8,000
6,000
4,000
2,000
0
'02 '03 '04 '05 '06
Japan
North America
Europe
Other
Data: JEITA

NORTH AMERICA AND EUROPE

In fiscal 2004, car navigation system sales in Europe reflected a growing trend toward "maps" replacing "arrows" as directional indicators. Sales of these map-equipped car navigation systems rose in North America, too.

The tide is high for Pioneer to start building as strong a lead in car navigation throughout the world as it commands in Japan. The Company is applying its full energies to this objective.

Accordingly, Pioneer introduced in the spring of 2004 in North America and Europe compact 1-DIN-sized units featuring all car navigation system functions as well as those for CD/MP3/DVD-Video playback and audio/video control. Sales of the new products got off to a good start, and are poised to gain momentum with the steady growth in business in North America's and Europe's car navigation markets.


Compact 1-DIN-sized DVD navigation/AV unit for North America and Europe can replace a conventional car stereo unit.




GRANDE ARMÉE AVENUE DE LA
Current
New
List
Detailed City Map

Traffic Alert display

EXPANDING OEM SUPPLY

In fiscal 2004, Pioneer started full operations for automobile factory-line installation of its car navigation systems in its original equipment manufacturing (OEM) business. The operations got off to a smooth start.

We believe that this car navigation system OEM business will keep expanding, as we capitalize on the groundwork we established in the car audio OEM business and extend our lead in advanced car navigation functions.

Pioneer's car electronics business has been a consistent profit engine. Our advanced navigation and car AV systems, together with our car audio products, drive Pioneer into solid position as a market leader worldwide.

RESEARCH AND DEVELOPMENT

In an industry in which the pace of technological development continues to accelerate, Pioneer's ongoing research and development focuses on high-density recording, flat panel displays, digital signal processing, information/communication technologies, and core LSIs.



R&D EXPENSES
(Billion ¥)
60
40
20
0
6.20%
6.70%
7.35%
'02
'03
'04
R&D expenses
As % of operating revenue

MULTIPLE-LAYER OPTICAL DISCS

Pioneer is pushing the envelope in digital media, driving demand in a market that eagerly awaits the latest advances in high-quality, long-time recording formats.

During fiscal 2004, we succeeded in developing dual-layer disc technology for DVD-R recording, enabling up to 8.5 gigabytes of data to be recorded onto one side of a disc. Such performance, almost equal to levels of existing dual-layer DVD-ROM discs, allows conventional DVD-Video players to be compatible with discs using this technology. Compatible DVD recorders will also be developed with relative ease. The new discs will raise DVD recording capacity to approximately 4 hours in SP mode and 12 hours in EP mode—almost double the recording capacity of DVD-R



R&D on nano-pit-pattern formation with electron-beam recorder.

discs currently on the market. The Company is further improving this format's performance and will propose this format to the DVD Forum*.

In the field of Blu-ray Disc, which is particularly well-suited for digital high-definition images and is expected to be the next-generation large-capacity optical disc, Pioneer has also succeeded in developing a prototype of playback-only four-layer disc with 100-gigabyte capacity on one side.

The multiple-layer structure of the Blu-ray Disc format requires higher-precision control than DVDs for determining the thickness of layers between the disc surface and each layer.

Pioneer has achieved this through collaboration with Hitachi Chemical Co., Ltd., involving joint development of photopolymer sheets suited for optical disc material.

*DVD Forum is an international industry organization promoting unified DVD standards and growing applications.





Pioneer Research Center USA, Inc. in San Jose, California.

HOME AV NETWORK

Pioneer Research Center USA, Inc. (PRA) launched the Digital Entertainment Network Initiative (DENi) in 2002. In January 2003, PRA and the six other consumer electronics company members of DENi drew up comprehensive technical specifications for simplifying network connection among home-use audio/video products.

The new DENi technology takes advantage of Ethernet* and Internet Protocol, which are commonly used for computer networking, and enables in-home connection and sharing of audio and video sources among rooms which are distant from one another, without troublesome additional cabling.

PRA took the lead among DENi members in promoting this technology, and in July 2003, the Consumer Electronics Association (CEA) of the United States adopted the DENi proposal as the digital entertainment network standard, CEA-2008.

PRA is expected to continue to advance home network technologies and promote unified industry standards.

* Ethernet is the most widely used local area network (LAN) technology.

According to its philosophy to preserve and improve the environment for posterity, Pioneer addresses conservation issues in its product planning, development, manufacturing, marketing and all other operations. The Company's business approach to preserve the environment involves designing products to be lighter and more energy-efficient, developing and introducing products with lower levels of hazardous substances, formulating its own unified environmental standards and procuring eco-friendly parts.



Pioneer sound.vision.soul
ENVIRONMENTAL REPORT
2004

Environmental Report for 2004

A NEW SYSTEM STRENGTHENS ENVIRONMENTAL PRESERVATION

In November 2003, Pioneer created the Environmental Preservation Group, integrating the already-established Environmental Preservation Division responsible for coordinating the Pioneer group's environment-based activities, and the new Eco Products Division.



Parts procurement
Planning, design, production
Distribution
Customers' use of products
Recycling/ disposal
Raw material processing
PRODUCT LIFECYCLE

The LCA methodology assesses how the environment is influenced over the entire life cycles of our products, from mining of raw materials to manufacturing and assembling of parts, to transportation, use, and ultimately, disposal or recycling of the products. Information from our LCA system contributes to product design and development exerting less hazardous impact on environments overall.

The new Eco Products Division is designed to establish internal rules and organizations for reducing or eliminating the use of hazardous substances in Pioneer products, in order to comply with rigorous environmental standards and client demands regarding environmental preservation worldwide.

At our annual World Environment Conference, our top management and other participants in charge of environmental affairs at our regional headquarters as well as production and parts procurement companies in each region exchange a broad range of information and hold discussions to share information and promote environmental preservation throughout the Pioneer group.

PRODUCT DESIGN AND DEVELOPMENT APPLYING LCA

By helping us analyze and evaluate how our products affect the environment, our Life Cycle Assessment (LCA) system is instrumental in minimizing the environmental impact from our business operations.

The LCA methodology assesses how the environment is influenced over the entire life cycles of our products, from mining of raw materials to manufacturing and assembling of parts, to transportation, use, and ultimately, disposal or recycling of the products. Information from our LCA system contributes to product design and development exerting less hazardous impact on environments overall.

To improve efficiency of the time- and effort-intensive LCA process, our Research and Development Group developed the "Products LCA (ProLCA)" system for online sharing of database-stored data on parts materials and on assessment coefficients to quantify the volume of CO_2 generated for each material.

As part of a comprehensive environmental strategy, we are testing the ProLCA database in Japan and planning to apply it to more of Pioneer group's product design and development departments worldwide.



ProjectBase
General Setting
Pioneer
Environmental Planning Section : Corporate R&D Laboratories
LCA Elements
Tokyo-HQ < c/example DVD Player >

ProLCA database system for use by product designers.

MANAGEMENT


Chairman
and Representative Director
Kanya Matsumoto


President
and Representative Director
Kaneo Ito


Senior Managing Director
and Representative Director
Akira Niijima


Senior Managing Director
and Representative Director
Takashi Kobayashi


Senior Managing Director
and Representative Director
Tamihiko Sudo


Senior Managing Director
and Representative Director
Hajime Ishizuka

MANAGING DIRECTORS

Tadahiro Yamaguchi
Satoshi Matsumoto
Osamu Yamada
Koichi Shimizu

DIRECTORS

Tatsuhiro Ishikawa
Shunichi Sato

SENIOR MANAGING EXECUTIVE OFFICERS

Masaru Saotome
Kazunori Yamamoto

SENIOR EXECUTIVE OFFICERS

Kiyoshi Uchida
Seiichiro Kurihara
Masao Kawabata
Yoshio Taniyama
Hideki Okayasu

EXECUTIVE OFFICERS

Koki Aizawa
Toshihiko Norizuki
Buntarou Nishikawa
Osamu Takada
Sumitaka Matsumura
Chojuro Yamamitsu
Kenji Sato
Yoichi Sato
Toshiyuki Ito
Susumu Kotani
Ryoji Menjo
Tsutomu Haga
Akira Haeno

CORPORATE AUDITORS

Makoto Koshiba*
Shinji Yasuda*
Terumichi Tsuchida
Isao Moriya
Keiichi Nishikido

*full time

FINANCIAL SECTION

Five-Year Summary of Operations

In millions of yen and thousands of U.S. dollars except per share information	2000	2001	2002	2003	Yen 2004	U.S. Dollars 2004
Operating revenue:						
Net sales	¥556,099	¥589,641	¥612,189	¥664,675	**¥689,064**	**$6,500,604**
Royalty revenue	19,460	20,530	17,588	12,584	**11,821**	**111,519**
Total	575,559	610,171	629,777	677,259	**700,885**	**6,612,123**
Operating income from continuing operations	16,443	32,641	16,660	30,765	**43,719**	**412,443**
Income from continuing operations	11,902	18,351	7,482	15,942	**20,363**	**192,103**
Income (loss) from discontinued operations, net of tax	1,173	(53)	565	136	**4,475**	**42,217**
Net income	13,075	18,298	8,047	16,078	**24,838**	**234,320**
Per share of common stock and per American Depositary Share:						
Income from continuing operations:						
Basic	66.28	102.06	41.56	89.48	**116.07**	**1.10**
Diluted	66.27	102.00	41.55	89.48	**115.18**	**1.09**
Net income:						
Basic	72.81	101.76	44.70	90.24	**141.58**	**1.34**
Diluted	72.80	101.70	44.69	90.24	**140.52**	**1.33**
Cash dividends declared	10.00	15.00	15.00	17.50	**25.00**	**0.24**
Capital expenditures	25,435	41,944	46,909	40,493	**57,978**	**546,962**
Depreciation and amortization	32,806	32,329	36,666	36,238	**40,911**	**385,953**
Research and development expenses	33,265	37,105	39,050	45,388	**51,483**	**485,689**
Total assets	601,137	605,156	645,129	647,029	**722,542**	**6,816,434**
Borrowings:						
Short-term borrowings and current portion of long-term debt	78,553	45,567	48,418	30,867	**27,837**	**262,613**
Long-term debt	47,060	38,304	35,677	32,196	**89,691**	**846,142**
Total	125,613	83,871	84,095	63,063	**117,528**	**1,108,755**
Common stock	48,452	48,843	49,049	49,049	**49,049**	**462,726**
Shareholders' equity	312,460	336,995	347,003	318,393	**332,938**	**3,140,924**
Return on equity	4.2%	5.6%	2.4%	4.8%	**7.6%**	
Return on assets	2.2%	3.0%	1.3%	2.5%	**3.6%**	
Weighted-average number of shares outstanding (in thousands)	179,574	179,813	180,032	178,168	**175,433**	
Number of shares outstanding (in thousands)	179,588	179,894	180,064	180,064	**180,064**	
Number of employees	27,414	28,871	31,220	34,656	**36,360**	

Notes: 1. Basic net income per share of common stock and per American Depositary Share ("ADS") has been computed based on the weighted-average number of shares outstanding during each year. Diluted net income per share of common stock and ADS has been computed on the basis that all dilutive warrants and stock options were exercised.

2. All dollar figures herein refer to U.S. currency unless otherwise specified. The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥106=U.S.$1.00, the approximate current rate prevailing on March 31, 2004.

3. Return on equity represents net income as a percentage of average shareholders' equity. Return on assets represents net income as a percentage of average total assets.

4. In fiscal 2003, the Company adopted EITF (Emerging Issues Task Force) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Also, starting fiscal 2003, the Company classified losses on sale and disposal of fixed assets, which were previously included in Other — net in Other income (expenses), into selling, general and administrative expenses. Previously reported amounts have been reclassified accordingly.

5. As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, are presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Previously reported amounts have been reclassified accordingly.

Critical Accounting Policies and Estimates

The following analysis of financial conditions and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to customer incentives, bad debts, inventories, investments, income taxes, financing operations, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. In certain cases, terms of the contract require the product to pass customer inspection after shipment and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees. Estimated reductions to revenue are recorded for customer incentive offerings such as volume incentive rebate, cash discounts and co-operative advertising, based on experience. Should a greater proportion of customers redeem incentives than we estimate, additional reductions to revenue may be required.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranties

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs including parts and labor that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required. Warranty reserve as of March 31, 2004 is ¥5.4 billion.

Inventories

We write down inventory for estimated obsolescence in amounts equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. As of the end of fiscal 2004, such inventory reserve amounted to ¥8.3 billion. If future demand or market conditions are less favorable than those projected by the management, additional inventory write-downs may be required.

Impairment of investments

We hold minority interests in customers and financial institutions for the purpose of maintaining long-term relationships, some of which are in publicly traded companies whose share prices are highly volatile and some of which are in non-publicly traded companies whose value is difficult to determine. We record an impairment charge when we believe an investment has experienced a decline in value that is other than temporary. For investments in publicly traded stocks, we assume the decline is other than temporary when market value is less than cost for a period of six to nine months, or sooner depending on severity of decline or other factors. For investments in non-publicly traded companies, we record an impairment loss when net assets of the investee decline generally by 30% to 50% due to losses incurred. Impairment losses recognized in income during fiscal 2004 as a result of a decline in prices of stocks in our portfolio was ¥0.2 billion. The unrealized losses in the portfolio at the end of fiscal 2004 were immaterial. Future adverse changes in stock market conditions or poor operating results of underlying investments could result in losses that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Deferred tax assets

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Pension benefit costs

Employee retirement benefit costs and obligations are dependent on assumptions used in the actuarial calculations. These assumptions include discount rates, future compensation levels, retirement rates and mortality rates which are based upon current statistical data, as well as long-term returns on plan assets and other factors. For pension plans of the parent company and domestic subsidiaries, the discount rates are based on the market yield from Japanese Government Bonds adjusted for the assumed duration of the pension benefit payment for current employees. The discount rate for our domestic contributory welfare pension plan is further adjusted to reflect pension obligations that can be transferred to the Japanese government. Expected rates of return on assets are based on weighted average of expected long-term return on each asset class in which pension assets are invested. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. Declines of discount rates and negative returns on plan assets that continued through fiscal 2003 adversely affected our pension benefit costs. Amortization of the unrecognized net actuarial loss, which is a component of pension benefit costs and represents a systematic expense recognition of the effects of changes in assumptions and differences between assumptions and actual results, for our domestic pension plans increased to ¥4.1 billion in fiscal 2004 from ¥2.9 billion in fiscal 2003, although such amortization is expected to decrease in fiscal 2005 due to higher than expected returns on plan assets during fiscal 2004. Lowering the discount rates for pension plans in Japan by 0.5% would have increased the projected benefit obligation at the end of fiscal 2004 by approximately ¥13 billion and would increase the pension cost for fiscal 2005 by approximately ¥1.1 billion. Lowering the expected rate of return on plan assets by 0.5% would increase the pension cost for fiscal 2005 by approximately ¥0.5 billion.

Year ended March 31, 2004, compared with year ended March 31, 2003

Summary

During fiscal 2004, which ended March 31, 2004, the global economic condition was supported by continued expansion of the U.S. economy, despite uncertainties in Iraq and other parts of the world. In the consumer electronics market, the popularity of products such as LCD and plasma TVs and DVD recorders, rose, while price competition for these products intensified worldwide. In foreign exchange markets, the average value of the yen during fiscal 2004 was approximately 8% higher against the U.S. dollar and approximately 9% lower against the euro compared with fiscal 2003. In these economic conditions, operating revenue, the sum of net sales and royalty revenue, for fiscal 2004 was ¥700.9 billion, up 3.5% from fiscal 2003. Operating income was ¥43.7 billion, a 42.1% increase from ¥30.8 billion recorded in fiscal 2003, and net income increased to ¥24.8 billion, a 54.5% increase from ¥16.1 billion posted in fiscal 2003.

Reclassifications

As a result of the sale of subsidiaries in the audio/video software business in fiscal 2004, the gain from such sale, as well as the operating results of the discontinued operations, are presented net of tax as a separate line item in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Also, in fiscal 2004, we changed business segment classification for certain businesses. Results related to DVD drives for personal computers (PCs) have been moved from "Others" to "Home Electronics," and results related to plasma displays for business use have been moved from "Home Electronics" to "Others." Corresponding figures for the previous fiscal years have been reclassified accordingly. Reflecting these reclassifications, analysis or results of operations and cash flows for the year ended March 31, 2003 compared with the year ended March 31, 2002 have been restated.

Impact of foreign exchange fluctuations

The estimated effect of changes in yen exchange rates from those prevailing during fiscal 2003 was to decrease operating revenue by ¥7.3 billion and to increase operating income by ¥6.6 billion. Such estimates are obtained by applying the yen's daily average exchange rates in the Tokyo foreign exchange market in fiscal 2003 to foreign currency-denominated operating revenue, cost of sales and selling, general and administrative (SGA) expenses, and do not take into account the effect of changes to sales prices implemented in accordance with foreign exchange fluctuations.

Operating revenue

Net sales amounted to ¥689.1 billion, a 3.7% increase over fiscal 2003. Net sales in Japan came to ¥263.3 billion, up 3.4% from fiscal 2003, and overseas net sales increased 3.8% to ¥425.8 billion.

Home Electronics net sales increased 1.3% over fiscal 2003, amounting to ¥281.5 billion, primarily as a result of increased sales of plasma displays, DVD recorders and recordable DVD drives for PCs, while sales of DVD players, set-top boxes and audio products decreased. Sales of plasma displays grew overseas while sales in Japan decreased. Sales of DVD recorders, particularly models with a hard disk drive (HDD), increased both in Japan and overseas to more than twice the levels in fiscal 2003 in terms of units sold, while the amount of net sales did not grow so fast because of declining average selling prices. Sales of recordable DVD drives for PCs increased overseas. In Japan, Home Electronics sales decreased by 9.2% to ¥78.8 billion as a result of decreased sales of plasma displays and DVD players, although sales of DVD recorders increased. Overseas, sales increased by 6.0% to ¥202.7 billion. This primarily reflects a large increase in the sale of plasma displays in each overseas market, DVD recorders in North America and Europe, and recordable DVD drives for PCs in Europe and Asia, offsetting sales declines of digital cable-TV set-top boxes in North America, digital broadcast set-top boxes in Europe and audio products in North America and Europe.

Car Electronics net sales rose 3.9% to ¥292.2 billion, primarily as a result of sales growth of car navigation systems. In Japan, net sales increased 15.1% to ¥121.7 billion, mainly due to increased sales of car navigation systems in the consumer market and to automobile manufacturers. Sales of car audio products to automobile manufacturers increased as well. Overseas net sales decreased 2.8% to ¥170.5 billion, primarily due to decreased sales of car audio products to automobile manufacturers in North America. Sales of car navigation systems rose in North America and Europe, and sales of car audio products increased in other areas.

Royalty revenue from *Patent Licensing* decreased 6.1% to ¥11.8 billion, compared to that of fiscal 2003. This was attributable to expiration of our optical disc-related patents in certain areas.

Net sales for *Others* rose 9.3% over fiscal 2003 to ¥115.4 billion, reflecting primarily increased sales of factory automation systems, organic light-emitting diode (OLED) display panels and other component parts. In Japan, net sales increased slightly by 1.1% to ¥62.8 billion. This primarily resulted from increased sales of cellular phone-related devices, mainly OLED display panels, partially offset by a decrease in sales of commercial karaoke products resulting from the sale of the karaoke business subsidiaries in the second half of fiscal 2003. Overseas, net sales were up 21.0% over fiscal 2003 to ¥52.6 billion, primarily due to increased sales of factory automation systems, mainly optical disc manufacturing systems in Asia. The increasing popularity of DVDs as recording media is a major factor of increased orders for the optical disc manufacturing systems. Sales of semiconductors related to laser pickups in China and business-use plasma displays worldwide increased as well.

Operating costs and expenses

Cost of sales increased to ¥487.3 billion from fiscal 2003's ¥473.2 billion, consistent with the increase in net sales. However, cost of sales as a percentage of operating revenue declined 0.4 percentage points to 69.5%, despite the adverse effects of keen price competition, particularly for Home Electronics Products such as plasma displays and DVD recorders. Gross profit margin in the Car Electronics Business improved as a result of cost reductions in car navigation systems. For recordable DVD drives, gross profit margin improved as well. Also, exchange rate fluctuations favorably affected gross profit margin. A weaker yen against the euro increased net sales in terms of yen, and a stronger yen against currencies in Asian countries, where our major production facilities are located, reduced production costs in terms of yen.

SGA expenses decreased by 1.4% or ¥2.3 billion over fiscal 2003 to ¥166.4 billion. This primarily reflected decreases in personnel-related expenses, special retirement allowances and various operating expenses. Personnel-related expenses decreased by ¥1.9 billion, reflecting the sale of subsidiaries in the karaoke business in the second half of fiscal 2003. The decrease of special retirement allowances was due to ¥1.4 billion special termination benefits recorded by Tohoku Pioneer Corporation, a subsidiary in Japan, for its voluntary early retirement plan implemented in June 2002. Such benefits were not incurred in fiscal 2004. In addition to these decreases, reductions in various operating expenses caused an overall decrease of SGA expenses, offsetting the unfavorable impact of a $14 million (¥1.5 billion) one-time payment to Gemstar-TV Guide International, Inc. to resolve pending litigation, ¥2.0 billion provided for estimated costs for free inspection and repair of certain plasma displays, and a ¥1.7 billion increase in advertising expenses. The ratio of SGA expenses to operating revenue decreased by 1.2 percentage points to 23.7%.

Loss on sale and disposal of fixed assets decreased by ¥1.1 billion. The decrease was mainly attributable to losses recorded in fiscal 2003 for the conversion of optical disc production facilities at the Kofu Plant in Yamanashi, Japan into plasma display panel production facilities, which are planned to start operations in fiscal 2005.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 13.4% to ¥51.5 billion, representing 7.3% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.

Operating income

Operating income in fiscal 2004 was ¥43.7 billion, a 42.1% increase from ¥30.8 billion recorded in fiscal 2003, mainly resulting from increased net sales, improved gross profit margins and decreased SGA expenses. Operating income for the *Home Electronics* segment was ¥2.1 billion in fiscal 2004 compared with ¥3.9 billion in fiscal 2003, despite increased profit from DVD drives for PCs. The decrease mainly reflected a downward trend in market product prices, slack set-top box business and increased SGA expenses, including a one-time payment to Gemstar-TV Guide International, Inc. and provisions for plasma display service costs. Operating income for the *Car Electronics* segment in fiscal 2004 amounted to ¥28.9 billion, up 10.8% from fiscal 2003. Increased sales and improved gross profit margins primarily due to cost reductions in car navigation systems are the main reasons. In the *Patent Licensing* segment, operating income increased to ¥11.4 billion from ¥10.7 billion, despite a decrease in royalty revenue, mainly due to decreases in operating expenses. *Others* segment, which broke even in fiscal 2003, posted ¥1.1 billion operating income in fiscal 2004. The increases in sales of OLED display panels and other component parts as well as factory automation systems improved profitability.

Other income (expenses)

Other expense, on a net basis, decreased from an expense of ¥2.7 billion to ¥1.9 billion. Net interest (interest income, less interest expense) was almost the same as in fiscal 2003, representing an expense of ¥0.7 billion, with both interest income and interest expense decreasing. A ¥0.8 billion gain on sale of subsidiaries' stock posted in fiscal 2003 resulted from the sale of karaoke related subsidiaries. Foreign exchange loss decreased by ¥0.8 billion, to a ¥1.2 billion loss. The losses in fiscal 2004 primarily arose from conversion of U.S. dollar receivables into yen due to the yen's appreciation against the U.S. dollar during fiscal 2004, although such losses decreased when compared with losses incurred in fiscal 2003. Other—net was income of ¥0.1 billion compared with expense of ¥0.7 billion. A ¥1.1 billion decrease of losses on write-down of investments to ¥0.2 billion in fiscal 2004, compared with ¥1.3 billion losses recorded in fiscal 2003, accounted for the difference in Other—net. During fiscal 2004, the prices of stock in our portfolio recovered, and significant write-downs were not recorded.

Income before income taxes

Income before income taxes in fiscal 2004 increased 49.0% to ¥41.8 billion from ¥28.1 billion in fiscal 2003, mainly due to increased operating income.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 44.4%, an increase of 12.2 percentage points compared with 32.2% in fiscal 2003 and was 2.4% higher than the normal statutory tax rate of 42.0% in Japan. In fiscal 2003, valuation allowances, which had been provided for a tax benefit, the realization of which had been judged as unlikely, were reversed as profitability of subsidiaries particularly in Japan improved. The reversal was the main reason for the lower effective tax rate for fiscal 2003. The 2.4% deviation from the normal statutory tax rate was due mainly to ¥0.7 billion in charges resulting from the settlement of a proposed assessment from U.S. tax authorities, and losses incurred at certain subsidiaries. Meanwhile, a 1.0% reduction of the tax rate in Japan effective from fiscal 2005 had an effect of increasing deferred income taxes by ¥0.4 billion and by ¥0.8 billion in fiscal 2004 and 2003, respectively.

Minority interest in losses (earnings) of subsidiaries

Minority interest in earnings of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.7 billion in fiscal 2004 compared with losses of ¥0.02 billion in fiscal 2003.

Equity in losses of affiliated companies

Equity in losses of affiliated companies was ¥2.2 billion in fiscal 2004 compared with ¥3.1 billion in fiscal 2003. The decrease in loss is mainly attributable to the decrease of research and development costs incurred by ELDis, Inc., where active-matrix full-color OLED displays are still in development.

Income from continuing operations

Income from continuing operations in fiscal 2004 increased 27.7% to ¥20.4 billion from ¥15.9 billion in fiscal 2003 mainly due to the increase in operating income.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax of ¥4.5 billion in fiscal 2004 is comprised mainly of a ¥1.8 billion gain on the sale of discontinued operations and ¥2.3 billion tax benefit primarily in connection with loss on investments in stocks of subsidiaries sold. ¥0.1 billion in fiscal 2003 solely represented net income of the subsidiaries sold.

Net income

Net income in fiscal 2004 was ¥24.8 billion, a 54.5% increase compared with fiscal 2003's ¥16.1 billion. Basic net income per share of common stock in fiscal 2004 was ¥141.58, compared with ¥90.24 in fiscal 2003. Diluted net income per share in fiscal 2004 was ¥140.52 compared with ¥90.24 in fiscal 2003.

Year ended March 31, 2003, compared with year ended March 31, 2002

Summary

During fiscal 2003, which ended March 31, 2003, economic conditions continued to be generally unfavorable worldwide, with sluggish stock prices in the world's major stock markets, growing tension in the Middle East, and resulting slow consumer spending worldwide. In the foreign exchange markets, the average value of the yen during fiscal 2003 was approximately 3% higher against the U.S. dollar and approximately 9% lower against the euro, compared with fiscal 2002. Under these difficult economic conditions, operating revenue, the sum of net sales and royalty revenue, for fiscal 2003 was at the highest level ever, at ¥677.3 billion, up 7.5% from fiscal 2002. Operating income was ¥30.8 billion, an 84.7% increase from ¥16.7 billion recorded in fiscal 2002, and net income increased to ¥16.1 billion, almost double that of the ¥8.0 billion posted in fiscal 2002.

Impact of foreign exchange fluctuations

The estimated effect of changes in yen exchange rates from fiscal 2002 was to increase operating revenue and operating income by ¥4.4 billion and ¥4.3 billion, respectively. Such estimates are obtained by applying the yen's daily average exchange rates in the Tokyo foreign exchange market in fiscal 2002 to foreign currency-denominated operating revenue, cost of sales and SGA expenses, and do not account for the effect of changes to sales prices implemented in accordance with foreign exchange fluctuations.

Operating revenue

Net sales amounted to ¥664.7 billion, an 8.6% increase over fiscal 2002. Net sales in Japan came to ¥254.6 billion, up 18.1% from fiscal 2002, and overseas net sales increased 3.4% to ¥410.1 billion.

Home Electronics net sales increased 7.0% over fiscal 2002, amounting to ¥278.0 billion, primarily as a result of increased sales of plasma displays, DVD recorders and recordable DVD drives for PCs, and despite decreased sales of compact stereo systems worldwide. Net sales of plasma displays, particularly for home use, grew both in Japan and overseas to approximately twice the levels in fiscal 2002 both in terms of units sold and yen. In Japan, sales of DVD recorders increased as a result of successful introduction of the models with a large-capacity HDD in the second half of fiscal 2003. Sales of recordable DVD drives to PC makers increased both in Japan and overseas despite generally lower PC demand, primarily reflecting a shift in demand from DVD-ROM drives toward recordable DVD drives. As a result of the increased sales of DVD recorders, plasma displays and recordable DVD drives with growth of home telephones sales, total Home Electronics sales in Japan increased by 22.8% to ¥86.8 billion despite decreased sales of compact stereo systems. Overseas, sales increased 1.1% to ¥191.2 billion. This primarily reflects a large increase in the sale of plasma displays, increased sales of recordable DVD drives and a favorable effect of the yen's depreciation against the euro, which increased sales in terms of yen in Europe, offsetting falling sales of digital broadcast set-top boxes in Europe and compact stereo systems in North America and Europe.

Car Electronics net sales rose 9.1% to ¥281.1 billion, growing both in Japan and overseas. In Japan, net sales increased 10.6% to ¥105.7 billion, mainly due to continuing increased sales in the consumer market of two types of car navigation systems, advanced HDD models and affordable, easy-to-operate DVD models. Overseas net sales also increased 8.2% to ¥175.4 billion, primarily due to growing sales of car CD players in consumer markets, particularly in North America, reflecting changes in consumer demands from cassette car stereos to car CD players. Sales of car audio products to automobile manufacturers increased as well, mainly in North America.

Royalty revenue from *Patent Licensing* decreased 28.5% to ¥12.6 billion, compared to that of fiscal 2002. This was attributable to a decline in royalty revenue from digital recording products such as CD-R drives, resulting from lower PC demand, and expiration of our optical disc-related patents in some areas.

Net sales for *Others* rose 11.5% over fiscal 2002 to ¥105.6 billion. In Japan, net sales increased 26.1% to ¥62.1 billion. This primarily reflected sales growth of cellular phone-related devices, including OLED displays. Overseas, net sales were down 4.3% from fiscal 2002 to ¥43.5 billion, primarily due to decreased sales of speaker devices for cellular phones, although sales of optical disc manufacturing systems in Asia increased.

Operating costs and expenses

Cost of sales increased to ¥473.2 billion from fiscal 2002's ¥442.9 billion associated with an increase in net sales. However, cost of sales as a percentage of operating revenue declined 0.4 percentage points to 69.9%. Gross profit margin in Car Electronics Business improved as a result of cost reductions in car navigation systems and favorable effects of higher sales of car electronics products, absorbing factory overhead. A weaker yen against the euro favorably affected gross profit margin, as well.

SGA expenses increased by 1.1% or ¥1.9 billion over fiscal 2002 to ¥168.7 billion. Personnel-related expenses increased by ¥6.3 billion. This primarily reflected increased costs for pension plans in Japan and overseas due to declines of discount rates used in calculation of pension obligations and lower returns from pension assets as a result of poor conditions in the stock markets worldwide. On the other hand, advertising and sales promotion expense decreased compared with fiscal 2002, when we vigorously promoted the Pioneer brand name and our strategic products such as plasma displays worldwide. The ratio of SGA expenses to operating revenue decreased 1.6 percentage points to 24.9%.

Losses on sale and disposal of fixed assets increased by ¥1.2 billion. The increased losses were mainly attributable to losses incurred in conversion of optical disc production facilities at the Kofu Plant in Yamanashi, Japan into plasma display panel production facilities to satisfy growing demand for plasma displays. This conversion is in line with our policy to concentrate business resources to strategically selected business areas.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 16.2% to ¥45.4 billion, representing 6.7% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in strategic products such as car navigation systems, plasma displays, DVD recorders and digital cable-TV set-top boxes.

Operating income

Operating income in fiscal 2003 was ¥30.8 billion, an 84.7% increase from ¥16.7 billion recorded in fiscal 2002, mainly resulting from increased net sales and improved gross profit margin. Operating income for the *Home Electronics* segment was ¥3.9 billion in fiscal 2003 compared with a loss of ¥5.7 billion in fiscal 2002, reflecting increased profit from plasma displays, primarily as a result of expanded production and improved production efficiency. A successful introduction of DVD recorders with HDD was another reason for the turnaround of the profitability of this segment. Increased sales and cost reduction of recordable DVD drives for PCs also contributed to the improvement. Operating income for the *Car Electronics* segment in fiscal 2003 amounted to ¥26.1 billion, up 62.6% from fiscal 2002. Increased sales both in Japan and overseas, and improved production efficiency as well as cost reductions in car navigation systems are the main reasons. In the *Patent Licensing* segment, operating income decreased to ¥10.7 billion from ¥16.8 billion, mainly due to a decline in royalty revenue. *Others* segment in fiscal 2003 broke even, compared with ¥5.8 billion operating loss posted in fiscal 2002. This primarily reflects increased sales of cellular phone-related devices. Another reason for the improvement in operating income was that the costs incurred in fiscal 2002 in connection with withdrawal from certain businesses were no longer incurred in fiscal 2003.

Other income (expenses)

Other expense, on a net basis, increased from an expense of ¥2.2 billion to ¥2.7 billion. Net interest (interest income, less interest expense) was an expense of ¥0.7 billion, compared with an expense of ¥0.3 billion in fiscal 2002, mainly due to decreased interest income, which reflected declining interest rates in the U.S. financial market. Gain on sale of subsidiaries' stock was ¥0.8 billion in fiscal 2003, while there was no gain on the sale of subsidiaries in fiscal 2002. The sale of subsidiaries, mainly in karaoke-related business, is also in line with our policy to concentrate business resources to strategically selected business areas. Foreign exchange gain (loss) swung from ¥0.3 billion gain recorded in fiscal 2002 to ¥2.0 billion loss in fiscal 2003. The losses in fiscal 2003 primarily arose from conversion of U.S. dollar deposits and receivables into yen due to the yen's appreciation against the U.S. dollar during fiscal 2003. Other — net decreased from expense of ¥2.2 billion to expense of ¥0.7 billion. Losses on write-down of investments decreased to ¥1.4 billion in fiscal 2003, compared with ¥2.3 billion losses recorded in fiscal 2002, as the decline in market value of our investments in marketable equity securities was smaller in fiscal 2003.

Income before income taxes

Income before income taxes in fiscal 2003 increased 94.0% to ¥28.1 billion from ¥14.5 billion in fiscal 2002, mainly due to the increase in operating income.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 32.2%, a 12.1% decrease compared with 44.3% in fiscal 2002 and 9.8% lower than the normal statutory tax rate of 42.0% in Japan. The main reason for the differences was the reversal of valuation allowances, which had been provided for a tax benefit, the realization of which had been judged as unlikely, as profitability of subsidiaries particularly in Japan improved. Profits posted in our overseas subsidiaries, for which income tax rates are lower than in Japan, were another reason for the difference with the normal statutory tax rate in Japan. Meanwhile, a 1.0% reduction of tax rate in Japan effective from fiscal 2005 had the effect of increasing deferred income taxes by ¥0.8 billion.

Minority interest in losses (earnings) of subsidiaries
Minority interest in earnings of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to losses of ¥0.02 billion in fiscal 2003 compared with ¥0.5 billion in fiscal 2002.

Equity in losses of affiliated companies
Equity in losses of affiliated companies was ¥3.1 billion in fiscal 2003 compared with ¥0.1 billion in fiscal 2002. The increased loss is mainly attributable to research and development cost incurred in ELDis, Inc., where active-matrix full-color OLED displays are still in development.

Income from continuing operations
Income from continuing operations in fiscal 2003 came to ¥15.9 billion, more than twice the fiscal 2002 amount of ¥7.5 billion, mainly due to the increase in operating income.

Income from discontinued operations, net of tax
Income from discontinued operations, net of tax, which represented profit and loss of sold subsidiaries, decreased to ¥0.1 billion in fiscal 2003, compared with ¥0.6 billion in fiscal 2002.

Net income
Net income in fiscal 2003 was ¥16.1 billion, almost double that of fiscal 2002's ¥8.0 billion. Basic net income per share of common stock in fiscal 2003 was ¥90.24, compared with ¥44.70 in fiscal 2002. Diluted net income per share in fiscal 2003 was ¥90.24 compared with ¥44.69 in fiscal 2002.

Cash flows

Year ended March 31, 2004, compared with year ended March 31, 2003

Net cash provided by operating activities in fiscal 2004 was ¥60.4 billion, a decrease of ¥31.1 billion compared to fiscal 2003. Changes in operating assets and liabilities were the primary cause for the decreased cash flows from operating activities, as net income from continuing operations adjusted for non-cash expenses such as depreciation and amortization, deferred income taxes, and equity in losses of affiliated companies increased. Among operating assets and liabilities, trade receivables increased primarily due to increases in net sales. An increase in prepaid expenses and other current assets primarily resulted from increases in recoverable value-added taxes and similar indirect taxes in various countries where operations are expanding. Inventories increased primarily for plasma displays, car navigation systems and factory automation systems. However, the negative impact of increased inventories on cash flows was largely offset by the increase of trade payables, reflecting increased purchase of materials. Plasma display inventory increased as display panel work in process inventory was built up for overseas markets. Increases in car navigation systems was mostly for OEM customers, and increases of factory automation systems inventory reflected increased orders.

Net cash used in investing activities was ¥52.8 billion for fiscal 2004, an increase of ¥17.6 billion compared to ¥35.2 billion in fiscal 2003. The difference was mainly the result of an increase in payments for the purchase of fixed assets in fiscal 2004 compared to fiscal 2003. The investments in the expansion of the plasma display production facilities and expansion of production capacities for plants in China accounted for the most of the increase. Cash flows from investing activities in fiscal 2004 included ¥4.9 billion proceeds from the sale of discontinued operations.

Net cash provided by financing activities was ¥51.8 billion, compared with ¥34.7 billion cash used in fiscal 2003. In fiscal 2004, financing activities included issuance of zero coupon convertible bonds due 2011, with proceeds of ¥60.5 billion after deducting ¥1.6 billion issuance cost. The proceeds of the issue are planned to be applied principally towards investments in the plasma display business and the enhancement of distribution channels in Europe and China. On the other hand, ¥4.4 billion was used to reduce other short-term and long-term borrowings, and ¥3.9 billion was used in dividend payments. In fiscal 2003, financing activities included ¥21.1 billion used in reducing short-term and long-term borrowings, ¥2.7 billion used in payments of dividends and ¥11.6 billion used in purchase of shares of Pioneer's common stock.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥49.9 billion to ¥192.4 billion at the end of fiscal 2004, from ¥142.5 billion at the end of fiscal 2003.

Year ended March 31, 2003, compared with year ended March 31, 2002

Net cash provided by operating activities in fiscal 2003 was ¥91.5 billion, an increase of ¥34.2 billion compared to fiscal 2002. Net income increased although non-cash expenses such as equity in losses of affiliated companies and provision for pension cost increased. Changes in operating assets and liabilities also contributed to increased cash flows from operating activities. Trade receivables decreased, despite an increase in net sales, reflecting reduced past due accounts and reduction of notes receivables. Trade payables continued to increase, reflecting increased purchase of materials particularly for recordable DVD drives and car electronics products, although overall inventory continued to decrease, reflecting our continued efforts to control and reduce inventories.

Net cash used in investing activities was ¥35.2 billion for fiscal 2003, a decrease of ¥16.2 billion compared to ¥51.4 billion in fiscal 2002. The difference was partly the result of a decrease in payments for the purchase of fixed assets in fiscal 2003 compared to fiscal 2002, when investments in plasma display production facilities and two new plants in China were higher. Investment in affiliated companies accounted for by the equity method also decreased. Increased proceeds from sale of fixed assets and available-for-sale securities also accounted for part of the decrease in net cash used in investing activities.

Net cash used in financing activities was ¥34.7 billion in fiscal 2003, compared with ¥4.2 billion cash used for fiscal 2002. In fiscal 2003, cash was used primarily to reduce borrowings to reinforce financial conditions, payment of dividends and purchase the shares of Pioneer's common stock. ¥21.1 billion was used to reduce short-term and long-term borrowings primarily in Japan, Europe and Southeast Asia. Cash used in dividends payment was ¥2.7 billion, almost the same level of fiscal 2002. Also, ¥11.6 billion was used for purchase of shares of Pioneer's common stock.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥15.4 billion to ¥142.5 billion at the end of fiscal 2003, from ¥127.1 billion at the end of fiscal 2002.

Capital requirements

Our requirements for operating capital primarily are for the purchase of raw materials and parts for manufacturing our products. Also, operating expenses, including manufacturing expenses and SGA expenses, require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those for advertising and sales promotion, account for a primary portion of operating expenses. Our expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses.

Financial management

At present, funds required for operating capital and capital expenditure are generally financed through internally generated cash or debt financing. With regard to debt financing, short-term debt financing with maturity of one year or less is utilized to fund operating capital requirements. Short-term borrowing is generally arranged locally in the currency in which each consolidated company carries out its operations. As of March 31, 2004, short-term borrowings of ¥23.3 billion comprised bank loans in seven different currencies, principally Japanese yen. On the other hand, long-term borrowing to finance long-term funding requirements such as investment in production facilities is generally arranged in Japan on a fixed interest rate basis. As of March 31, 2004, substantially all of the long-term debt of ¥94.2 billion, including the portion due within one year, was comprised of ¥62.1 billion zero coupon convertible bonds due 2011 including ¥2.1 billion unamortized issue premium, ¥6.5 billion loans principally from banks, ¥15.0 billion unsecured bonds due 2005, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.

During fiscal 2004, we issued zero coupon convertible bonds due 2011 (bonds with stock acquisition rights) in aggregate principal amount of ¥60.0 billion to finance capital requirements for expansion of plasma display business and enhancement of distribution channels.

During fiscal 2003, we purchased 5.1 million shares of Pioneer's common stock from the market for ¥11.5 billion pursuant to the approval at the general shareholders' meeting held in June 2002. The amendment to the Articles of Incorporation which permits the purchase of shares of Pioneer's common stock by resolutions of the Board of Directors was approved at the general shareholders' meeting held on June 29, 2004. This amendment allows us to purchase the shares of Pioneer's common stock in more flexible manners.

We believe that our sound financial position and ability to generate positive operating cash flows, together with uncommitted and unused credit lines of ¥229.6 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures to sustain the growth of Pioneer.

Contractual obligations and Off-balance sheet arrangements

The following summarizes our contractual obligations as of March 31, 2004.

(Billions of yen)

		Payment Due by Period			
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Contractual obligations:					
Long-term debt	92.1	4.5	16.1	10.5	61.0
Operating leases	7.9	2.5	2.5	1.1	1.8
Purchase commitment	3.1	3.1			

Notes: 1. Total long-term debt of ¥92.1 billion does not include ¥2.1 billion unamortized issue premium on convertible bonds.
2. Contractual obligations do not include ¥0.3 billion deferred income which is presented as other long-term liabilities on the consolidated balance sheet.

The ¥3.1 billion purchase commitment outstanding as of March 31, 2004 was for property, plant and equipment and advertising. This included a part of our ¥68.0 billion capital expenditure plan in fiscal 2005. The planned increase in capital expenditure in fiscal 2005 from ¥58.0 billion in fiscal 2004 mainly reflects expansion of plasma display production facilities.

We provide guarantees to third parties who provide loans to our affiliated companies. For each guarantee, we would have to pay the guaranteed amount, if our affiliated companies were to default on a payment within contract periods of one year to nine years. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥25.5 billion as of March 31, 2004.

The following condensed segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan and is not in accordance with accounting principles generally accepted in the United States of America.

As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the operating results of the discontinued operations are presented as a separate line item in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Previously reported amounts have been reclassified accordingly.

Business Segments

Millions of Yen

Year ended March 31, 2004	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥281,482	¥292,187	¥11,821	¥115,395	–	¥700,885
Inter-segment	1,399	2,460	2,057	36,860	¥ (42,776)	–
Total	¥282,881	¥294,647	¥13,878	¥152,255	¥ (42,776)	¥700,885
Operating income	¥ 2,099	¥ 28,936	¥11,398	¥ 1,096	¥ 190	¥ 43,719
Identifiable assets	¥182,001	¥158,913	¥ 3,447	¥109,582	¥268,599	¥722,542
Depreciation and amortization	¥ 15,858	¥ 13,798	¥ 362	¥ 8,272	¥ 2,621	¥ 40,911
Capital expenditures (additions to fixed assets)	¥ 32,783	¥ 13,648	¥ 248	¥ 7,340	¥ 4,434	¥ 58,453

Millions of Yen

Year ended March 31, 2003	Home Electronics	Car Electronics	Patent Licensing	Others	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥277,968	¥281,090	¥12,584	¥105,617	–	¥677,259
Inter-segment	1,718	1,271	2,014	41,780	¥ (46,783)	–
Total	¥279,686	¥282,361	¥14,598	¥147,397	¥ (46,783)	¥677,259
Operating income	¥ 3,878	¥ 26,126	¥10,736	¥ 8	¥ (9,983)	¥ 30,765
Identifiable assets	¥172,316	¥153,644	¥ 4,357	¥130,275	¥186,437	¥647,029
Depreciation and amortization	¥ 11,596	¥ 13,370	¥ 1,550	¥ 7,822	¥ 1,900	¥ 36,238
Capital expenditures (additions to fixed assets)	¥ 16,798	¥ 13,997	¥ 398	¥ 6,774	¥ 3,004	¥ 40,971

Note: In fiscal 2004, the Company changed business segment classification for certain businesses. Results related to DVD drives have been moved from "Others" to "Home Electronics," and results related to plasma displays for business use have been moved from "Home Electronics" to "Others." Corresponding figures for the previously reported Business Segments have been reclassified accordingly.
Main products in each segment are as follows:
"Home Electronics" includes the manufacture and sale of audio/video equipment for home use, equipment for cable-TV systems, digital broadcast set-top boxes, home telephones, computer peripheral equipment, devices and others.
"Car Electronics" includes the manufacture and sale of car audio products, car navigation systems, and others.
"Patent Licensing" includes the licensing of patents related to optical disc recording and playback equipment, and others.
"Others" includes the manufacture and sale of factory automation system, parts, and others.

Geographic Segments

Millions of Yen

Year ended March 31, 2004	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥294,198	¥168,194	¥145,390	¥ 93,103	–	¥700,885
Inter-area	278,071	8,082	967	182,929	¥(470,049)	–
Total	¥572,269	¥176,276	¥146,357	¥276,032	¥(470,049)	¥700,885
Operating income	¥ 18,456	¥ 11,467	¥ 2,044	¥ 9,595	¥ 2,157	¥ 43,719
Identifiable assets	¥233,601	¥ 46,034	¥ 61,754	¥ 99,237	¥ 281,916	¥722,542
Depreciation and amortization	¥ 26,014	¥ 2,450	¥ 2,130	¥ 7,696	¥ 2,621	¥ 40,911
Capital expenditures (additions to fixed assets)	¥ 40,314	¥ 2,650	¥ 2,113	¥ 8,942	¥ 4,434	¥ 58,453

Millions of Yen

Year ended March 31, 2003	Japan	North America	Europe	Other Regions	Corporate and Eliminations	Consolidated
Operating revenue:						
Unaffiliated customers	¥271,248	¥187,858	¥132,776	¥ 85,377	–	¥677,259
Inter-area	272,393	7,594	700	168,128	¥(448,815)	–
Total	¥543,641	¥195,452	¥133,476	¥253,505	¥(448,815)	¥677,259
Operating income (loss)	¥ 16,463	¥ 11,091	¥ (462)	¥ 7,415	¥ (3,742)	¥ 30,765
Identifiable assets	¥222,372	¥ 55,940	¥ 57,092	¥ 91,695	¥ 219,930	¥647,029
Depreciation and amortization	¥ 22,503	¥ 3,484	¥ 1,843	¥ 6,508	¥ 1,900	¥ 36,238
Capital expenditures (additions to fixed assets)	¥ 24,030	¥ 3,132	¥ 2,019	¥ 8,786	¥ 3,004	¥ 40,971

Note: Operating revenue reported in the geographic segment information above represents that of the parent company and subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

Pioneer Corporation and Subsidiaries

In millions of yen except per share information and share prices	Year ended March 31, 2003				**Year ended March 31, 2004**			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Operating revenue:								
Net sales	¥156,770	¥155,625	¥180,141	¥172,139	¥149,051	¥162,527	¥196,263	¥181,223
Royalty revenue	3,118	2,926	4,029	2,511	3,418	4,986	1,759	1,658
Total	159,888	158,551	184,170	174,650	152,469	167,513	198,022	182,881
Operating costs and expenses	152,303	153,071	172,374	168,746	144,790	157,634	181,333	173,409
Operating income from continuing operations	7,585	5,480	11,796	5,904	7,679	9,879	16,689	9,472
Other income (expenses)—net	(1,716)	108	427	(1,505)	(299)	(674)	(829)	(69)
Income from continuing operations before income taxes	5,869	5,588	12,223	4,399	7,380	9,205	15,860	9,403
Income taxes	1,917	1,394	4,280	1,441	2,988	3,832	6,159	5,608
Minority interest in income of subsidiaries	777	90	(159)	(687)	114	(282)	(382)	(104)
Equity in losses of affiliated companies	(1,395)	(1,363)	(154)	(214)	(1,477)	(284)	(232)	(251)
Income from continuing operations	3,334	2,921	7,630	2,057	3,029	4,807	9,087	3,440
Income (loss) from discontinued operations, net of tax	(640)	49	332	395	(90)	4,729	53	(217)
Net income	¥ 2,694	¥ 2,970	¥ 7,962	¥ 2,452	¥ 2,939	¥ 9,536	¥ 9,140	¥ 3,223
Basic earnings per share:								
Continuing operations	¥18.52	¥16.30	¥42.94	¥11.69	¥17.27	¥27.40	¥51.80	¥19.61
Discontinued operations, net of tax	(3.56)	0.27	1.87	2.25	(0.52)	26.96	0.30	(1.24)
Net income	¥14.96	¥16.57	¥44.81	¥13.94	¥16.75	¥54.36	¥52.10	¥18.37
Diluted earnings per share:								
Continuing operations	¥18.52	¥16.30	¥42.94	¥11.69	¥17.26	¥27.39	¥51.78	¥19.35
Discontinued operations, net of tax	(3.56)	0.27	1.87	2.25	(0.51)	26.95	0.30	(1.23)
Net income	¥14.96	¥16.57	¥44.81	¥13.94	¥16.75	¥54.34	¥52.08	¥18.12
Share prices:								
Tokyo Stock Exchange								
High	¥2,860	¥2,260	¥2,490	¥2,620	¥2,840	¥3,030	¥2,995	¥3,370
Low	1,981	1,900	1,805	2,070	2,225	2,515	2,505	2,875
New York Stock Exchange								
High	$21.65	$18.60	$19.50	$21.98	$23.75	$25.75	$28.31	$31.25
Low	16.75	16.00	14.83	17.95	18.90	20.85	23.30	27.01

Note: As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, is presented as a separate line item in the consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."
Previously reported amounts have been reclassified accordingly.

Tokyo Stock Exchange Price Range



¥
2000
2001
2002
2003
(FY)
2004
5,000
4,000
3,000
2,000
1,000

New York Stock Exchange Price Range



$
2000
2001
2002
2003
(FY)
2004
50
40
30
20
10

Consolidated Balance Sheets

Assets	Millions of Yen 2003	Millions of Yen 2004	Thousands of U.S. Dollars (Note 1) 2004
Current assets:			
Cash and cash equivalents—			
Cash, including time deposits of ¥88,425 million—$834,198 thousand (¥44,413 million in 2003)	¥142,480	¥192,419	$1,815,274
Trade receivables—			
Notes	5,252	2,988	28,189
Accounts	113,135	112,411	1,060,481
Allowance for doubtful notes and accounts (Note 19)	(4,519)	(3,344)	(31,547)
Inventories (Note 5)	93,620	107,806	1,017,038
Deferred income taxes (Note 10)	29,958	28,886	272,509
Prepaid expenses and other current assets	36,056	38,622	364,358
Total current assets	415,982	479,788	4,526,302
Investments and long-term receivables:			
Available-for-sale securities (Note 4)	14,831	24,516	231,283
Investments in and advances to affiliated companies (Note 6)	7,841	5,573	52,575
Sundry investments (Note 17)	2,907	3,383	31,915
Long-term receivables, less allowance for doubtful accounts of ¥190 million—$1,792 thousand (¥112 million in 2003) (Note 19)	292	253	2,387
Total investments and long-term receivables	25,871	33,725	318,160
Property, plant and equipment (Note 8):			
Land	25,548	25,050	236,321
Buildings	107,309	113,863	1,074,179
Machinery and equipment	237,086	239,081	2,255,481
Construction in progress	6,132	7,568	71,396
Total	376,075	385,562	3,637,377
Accumulated depreciation	(230,376)	(229,361)	(2,163,783)
Net property, plant and equipment	145,699	156,201	1,473,594
Other assets:			
Intangible assets (Note 7)	15,619	18,966	178,925
Deferred income taxes (Note 10)	35,734	24,276	229,019
Other	8,124	9,586	90,434
Total other assets	59,477	52,828	498,378
Total assets	¥647,029	¥722,542	$6,816,434

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of Yen 2003	Millions of Yen 2004	Thousands of U.S. Dollars (Note 1) 2004
Current liabilities:			
Short-term borrowings (Note 8)	¥ 29,893	¥ 23,327	$ 220,066
Current portion of long-term debt (Note 8)	974	4,510	42,547
Trade payables	67,173	79,439	749,425
Accrued liabilities—			
Taxes on income	8,653	9,341	88,123
Payroll	17,616	17,604	166,075
Royalty	14,111	18,688	176,302
Other	36,784	35,626	336,094
Warranty reserve (Note 19)	6,493	5,419	51,123
Dividends payable	1,754	2,193	20,689
Other current liabilities	23,079	27,151	256,141
Total current liabilities	206,530	223,298	2,106,585
Long-term liabilities:			
Long-term debt (Note 8)	32,196	89,691	846,142
Accrued pension and severance cost (Note 9)	70,800	57,143	539,085
Deferred income taxes (Note 10)	496	1,327	12,519
Other long-term liabilities	335	301	2,839
Total long-term liabilities	103,827	148,462	1,400,585
Commitments and contingent liabilities (Note 20)			
Minority interests	18,279	17,844	168,340
Shareholders' equity (Note 11):			
Common stock, No par value			
Authorized—400,000,000 shares			
Issued—180,063,836 shares—2003 and 2004	49,049	49,049	462,726
Capital surplus	82,159	82,464	777,962
Retained earnings	253,266	273,718	2,582,245
Accumulated other comprehensive loss (Note 13)	(55,629)	(61,829)	(583,292)
Treasury stock, at cost 4,629,028 shares—2003 and 4,632,962 shares—2004	(10,452)	(10,464)	(98,717)
Total shareholders' equity	318,393	332,938	3,140,924
Total liabilities and shareholders' equity	¥647,029	¥722,542	$6,816,434

Consolidated Statements of Income

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
Operating revenue:				
Net sales	¥612,189	¥664,675	¥689,064	$6,500,604
Royalty revenue	17,588	12,584	11,821	111,519
Total operating revenue	629,777	677,259	700,885	6,612,123
Operating costs and expenses:				
Cost of sales	442,924	473,239	487,297	4,597,142
Selling, general and administrative	166,862	168,736	166,415	1,569,953
Loss on sale and disposal of fixed assets	3,331	4,519	3,454	32,585
Total operating costs and expenses	613,117	646,494	657,166	6,199,680
Operating income from continuing operations	16,660	30,765	43,719	412,443
Other income (expenses):				
Interest income	2,985	2,153	1,420	13,396
Gain on sale of subsidiaries' stock	–	768	–	–
Foreign exchange gain (loss)	295	(2,045)	(1,244)	(11,736)
Interest expense	(3,314)	(2,814)	(2,154)	(20,321)
Other—net (Note 14)	(2,154)	(748)	107	1,010
Total other income (expenses)	(2,188)	(2,686)	(1,871)	(17,651)
Income from continuing operations before income taxes	14,472	28,079	41,848	394,792
Income taxes (Note 10):				
Current	10,795	14,477	17,829	168,198
Deferred	(4,379)	(5,445)	758	7,151
Total income taxes	6,416	9,032	18,587	175,349
Income from continuing operations before minority interest and equity in losses	8,056	19,047	23,261	219,443
Minority interest in losses (earnings) of subsidiaries	(504)	21	(654)	(6,170)
Equity in losses of affiliated companies (Note 6)	(70)	(3,126)	(2,244)	(21,170)
Income from continuing operations	7,482	15,942	20,363	192,103
Income from discontinued operations, net of tax (Note 3)	565	136	4,475	42,217
Net income	¥ 8,047	¥ 16,078	¥ 24,838	$ 234,320

	Yen			U.S. Dollars
	2002	2003	2004	2004
Per share of common stock and per American Depositary Share (Notes 7 and 18):				
Basic:				
Continuing operations	¥41.56	¥89.48	¥116.07	$1.10
Discontinued operations	3.14	0.76	25.51	0.24
Net income	¥44.70	¥90.24	¥141.58	$1.34
Diluted:				
Continuing operations	¥41.55	¥89.48	¥115.18	$1.09
Discontinued operations	3.14	0.76	25.34	0.24
Net income	¥44.69	¥90.24	¥140.52	$1.33

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Pioneer Corporation and Subsidiaries
Year ended March 31

	Number of Shares issued (Thousands)	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
		Millions of Yen					
Balance at March 31, 2001	179,894	¥48,843	¥81,458	¥235,345	¥(28,651)		¥336,995
Comprehensive income:							
Net income				8,047			8,047
Other comprehensive income					3,915		3,915
Comprehensive income							11,962
Exercise of warrants	170	206	206				412
Value ascribed to warrants and stock options (Note 12)			346				346
Purchase and sale of treasury stock, net						¥ (12)	(12)
Cash dividends (¥15.00 per share)				(2,700)			(2,700)
Balance at March 31, 2002	180,064	49,049	82,010	240,692	(24,736)	(12)	347,003
Comprehensive income (loss):							
Net income				16,078			16,078
Other comprehensive loss					(30,893)		(30,893)
Comprehensive loss							(14,815)
Value ascribed to stock options (Note 12)			149				149
Purchase of treasury stock (Note 11)						(11,566)	(11,566)
Sales of treasury stock				(412)		1,126	714
Cash dividends (¥17.50 per share)				(3,092)			(3,092)
Balance at March 31, 2003	180,064	49,049	82,159	253,266	(55,629)	(10,452)	318,393
Comprehensive income (loss):							
Net income				24,838			24,838
Other comprehensive loss					(6,200)		(6,200)
Comprehensive income							18,638
Value ascribed to stock options (Note 12)			305				305
Purchase of treasury stock (Note 11)						(14)	(14)
Sales of treasury stock						2	2
Cash dividends (¥25.00 per share)				(4,386)			(4,386)
Balance at March 31, 2004	180,064	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
	Thousands of U.S. Dollars (Note 1)					
Balance at March 31, 2003	$ 462,726	$ 775,085	$ 2,389,302	$ (524,802)	$ (98,604)	$ 3,003,707
Comprehensive income (loss):						
Net income			234,320			234,320
Other comprehensive loss				(58,490)		(58,490)
Comprehensive income						175,830
Value ascribed to stock options (Note 12)		2,877				2,877
Purchase of treasury stock (Note 11)					(132)	(132)
Sales of treasury stock					19	19
Cash dividends ($0.24 per share)			(41,377)			(41,377)
Balance at March 31, 2004	$462,726	$777,962	$2,582,245	$(583,292)	$(98,717)	$3,140,924

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pioneer Corporation and Subsidiaries
Year ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2002	2003	2004	2004
Operating activities:				
Net income	¥ 8,047	¥ 16,078	¥ 24,838	$ 234,320
Adjustments to reconcile net income to net cash provided by operating activities:				
Income from discontinued operations, net of tax	(565)	(136)	(4,475)	(42,217)
Depreciation and amortization	36,666	36,238	40,911	385,953
Minority interest in (losses) earnings of subsidiaries	504	(21)	654	6,170
Equity in losses of affiliated companies, less dividends	79	3,184	2,248	21,208
Deferred income taxes	(4,379)	(5,445)	758	7,151
Provision for pension and severance cost, less payments	378	3,812	3,579	33,764
Loss on sale and disposal of fixed assets	3,331	4,519	3,454	32,585
Write-down of available-for-sale securities and sundry investments	2,341	1,369	245	2,311
(Gains) losses on sale of available-for-sale securities and sundry investments	(54)	20	(37)	(349)
Gain on sale of subsidiaries' stock	–	(768)	–	–
Stock-based compensation expenses	346	149	305	2,877
Decrease (increase) in trade notes and accounts receivable	(2,134)	8,481	(10,186)	(96,094)
Decrease (increase) in inventories	3,034	838	(20,707)	(195,349)
Increase in prepaid expenses and other current assets	(4,097)	(1,122)	(12,413)	(117,104)
Increase in trade payables	9,879	13,221	18,989	179,142
Increase (decrease) in accrued taxes on income	(1,632)	5,450	3,782	35,679
Increase in other accrued liabilities	3,275	8,172	7,654	72,208
Other	2,339	(2,530)	779	7,349
Net cash provided by operating activities	57,358	91,509	60,378	569,604
Investing activities:				
Payment for purchase of fixed assets	(46,909)	(40,493)	(57,978)	(546,962)
Payment for investment securities	(4,566)	(1,543)	(595)	(5,613)
Payment for available-for-sale securities	(2,031)	(10)	(53)	(500)
Payment for other assets	(1,013)	(568)	(953)	(8,990)
Proceeds from sale of fixed assets	1,564	2,982	1,458	13,754
Proceeds from sale of discontinued operations	–	–	4,897	46,198
Proceeds from sale of investment securities	638	103	53	500
Proceeds from sale of available-for-sale securities	177	3,493	156	1,472
Decrease in loans receivable	731	169	5	47
Other	13	639	256	2,415
Net cash used in investing activities	(51,396)	(35,228)	(52,754)	(497,679)
Financing activities:				
Proceeds from issuance of convertible bonds [net of issuance cost ¥1,586 million ($14,962 thousand)]	–	–	60,514	570,887
Payment of long-term debt	(7,560)	(4,914)	(934)	(8,811)
Increase (decrease) in short-term borrowings	5,866	(16,214)	(3,509)	(33,104)
Proceeds from issuance of common stock	412	–	–	–
Purchase of treasury stock (Note 11)	(159)	(11,566)	(14)	(132)
Proceeds from sale of treasury stock	147	714	2	19
Dividends paid	(2,699)	(2,688)	(3,947)	(37,236)
Dividends paid to minority interests	(214)	(12)	(285)	(2,689)
Net cash provided by (used in) financing activities	(4,207)	(34,680)	51,827	488,934
Effect of exchange rate changes on cash and cash equivalents	4,231	(6,234)	(9,512)	(89,736)
Net increase in cash and cash equivalents	5,986	15,367	49,939	471,123
Cash and cash equivalents, beginning of year	121,127	127,113	142,480	1,344,151
Cash and cash equivalents, end of year	¥127,113	¥142,480	¥192,419	$1,815,274

See notes to consolidated financial statements.

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation

Basis of Financial Statements—
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the "parent company") is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2004 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥106 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2004. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the "Company"), as required by Statement of Financial Accounting Standards ("SFAS") No. 131.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. GAAP. Effect has been given in the consolidated financial statements to adjustments which, because of either customary accounting practices in Japan or income tax law requirements, have not been entered in the Company's general books of account.

Nature of Operations—
The Company is engaged in the development, manufacture and sale of electronics products. The Company is one of the leading manufacturers of consumer- and commercial-use electronics such as audio, video and car electronics on a global scale.

The principal production activities of the Company are carried out in Asia including Japan. The Company's products are generally sold under its own brand names, principally "Pioneer." The principal markets for the Company are Japan, the United States of America, European countries and Asia. The Company sells its products to customers in consumer and commercial markets through its sales offices in Japan, and its sales subsidiaries and independent distributors overseas. On an original-equipment-manufacturer basis, the Company markets certain products, such as car electronics products, to other companies.

Use of Estimates—
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of these statements and the reported amounts of revenues and expenses during the reporting period.

Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies

Consolidation and Investments in Affiliated Companies—
The consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method of accounting. All significant intercompany transactions have been eliminated.

Gains and losses resulting from the issuance of subsidiaries' stock are recognized in consolidated earnings.

Foreign Currency Translation—
For all significant foreign operations, the functional currency is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen at year-end rates and all revenue and expense accounts are translated at rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at year-end exchange rates and resulting exchange gains and losses are recognized in earnings currently.

Revenue Recognition—
Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. Because of the short delivery time, in all cases, the shipment date is equivalent to the delivery date. In certain cases, terms of the contract require the product to pass customer inspection after shipment and the Company records the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees.

Cash and Cash Equivalents—
Cash and cash equivalents include cash on hand and deposits in bank including time deposits. The Company considers all time deposits with an original maturity of one year or less to be cash equivalents. Such time deposits can be withdrawn at any time without diminution of the principal amount.

Available-for-Sale Securities—
Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported as a component of shareholders' equity. The cost of securities is determined using the average-cost method.

The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting realized loss is included in the consolidated statements of income. For such marketable debt and equity securities, we assume the decline is other than temporary when market value is less than cost for a period of six to nine months, or sooner depending on severity of decline or other factors.

Sundry Investments—
Sundry investments are stated at cost and are written down if the value of investments is estimated to have declined and such decline is judged to be other than temporary.

Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market, which is net realizable value. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to market, net realizable value.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.

The principal ranges of estimated useful lives are as follows:

Buildings	15–65 years
Machinery and equipment	2–10 years

Goodwill and Other Intangible Assets—
Under SFAS No. 142, "Goodwill and Other Intangible Assets," acquired goodwill and other intangible assets that are determined to have an indefinite life are no longer amortized. Instead, the carrying value of these assets are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life are amortized over their estimated useful lives. At March 31, 2004, the Company had no goodwill. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized over seven to nineteen years and software is amortized principally over two to five years.

Long-Lived Assets—
On April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which applied to all long-lived assets.

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For the purpose of assessment of an impairment loss, the Company groups long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the sum of expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

In fiscal 2003, the Company sold its subsidiaries' stock and recorded gains of ¥768 million. The subsidiaries' main operation was karaoke business.

Warranty Reserve—
The Company engages in extensive product quality programs and processes including actively monitoring and evaluating the quality of component suppliers. The Company's warranty obligation is affected by product failure rates and service costs incurred in correcting product failure. The Company provides for the estimated cost of product warranties at the time revenue is recognized. These estimates are established using historical information.

Long-term Debt—
Premiums and issuance costs of long-term debt are amortized over the term of long-term debt using the interest method.

Income Taxes—
Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Sales Incentives—
Certain costs incurred by the Company in connection with the reseller's purchase or promotion of the Company's products are classified as a reduction of revenues in accordance with Emerging Issues Task Force ("EITF") 01-9, "Accounting for Consideration Given by a Vendor to a Customer."

Research and Development Costs and Advertising Cost—
Research and development costs and advertising cost are expensed as incurred.

Shipping and Handling Charges—
Shipping and handling costs totaled ¥9,646 million, ¥10,373 million and ¥11,282 million ($106,434 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Accounting for Stock-Based Compensation—
The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

Earnings per Share—
Basic net income per share has been computed by dividing net income available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive potential common stocks were exercised.

Derivatives—
Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts, currency options and currency swaps. Forward exchange contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2004 to 2006, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133," and by SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

Forward exchange contracts, currency swaps and currency options are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2003 and 2004. Unrealized gains and losses on such instruments are recognized currently in earnings.

Reclassifications—
As a result of the sales of subsidiaries for the year ended March 31, 2004, the gain on such sale, as well as the business results of the discontinued operations, are presented as a separate line in consolidated statements of income. Reclassifications have been made to previously reported consolidated statements of income and consolidated statements of cash flows related to discontinued operations to conform to this presentation.

Other reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

New Accounting Standards—
In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised SFAS No. 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The new disclosures are effective for financial statements with fiscal years ended after December 15, 2003. However, the revised SFAS No. 132 provides that disclosures of information about foreign plans and estimated future benefit payment shall be effective for fiscal years ending after June 15, 2004. See Note 9 to the consolidated financial statements for these disclosures.

In November 2003, the EITF reached a consensus on Issue No. 03-1 ("EITF No. 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," as it relates to disclosures for SFAS No. 115. In addition to the disclosures already required by SFAS No. 115, EITF No. 03-1 requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure is effective for fiscal years ended after December 15, 2003. See Note 4 to the consolidated financial statements for this disclosure.

In March 2004, EITF reached another consensus on EITF No. 03-1 which presents the guidance for the assessment of other-than-temporary impairment. The guideline should be used to determine whether an investment is other-than-temporarily impaired and provides 3 steps for assessment. The guidance is applicable for investments in debt and equity securities that are within the scope of SFAS No. 115, and cost method equity investments. The investor should make an evidenced-based judgment about a market price recovery of investment by considering the severity (extent to which fair value is below cost) and the duration (period of time that a security has been impaired) of impairment in relation to the forecasted market price recovery. An other-than-temporary impairment should be recognized in earnings in an amount equal to the difference between the investor's adjusted cost basis and its fair value at the balance sheet date of the reporting period for which the assessment is made. The guidance is required to be applied for fiscal years beginning after June 15, 2004. The adoption of the guidance will not have a material impact on the Company's consolidated financial position, result of operation or cash flow.

In January 2003, the EITF reached a consensus on Issue No. 03-2 ("EITF No. 03-2"), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employer Pension Fund Liabilities."

EITF No. 03-2 addresses accounting for the transfer to Japanese government of a substitutional portion of a domestic contributory welfare pension plan, which is a defined benefit pension plan established by the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

October 29, 2003, the Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion.

In addition, the Company will submit another application to separate the remaining substitutional portion related to past service by its employees. The Company is expected to receive final approval from the government for its second application during the year ending March 31, 2005. Upon receipt of the final approval, the Company will be relieved of all obligations pertaining to the substitutional portion by transferring the benefit obligation and the related government-specified portion of the plan assets, which will be computed by the government. The related gain or loss, which is expected to be recorded during the year ending March 31, 2005 based on completion of the entire process, has not yet been determined because the amount of the benefit obligation and the related plan assets to be transferred to the government may change significantly.

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletins ("SAB") No. 104, "Revenue Recognition," which supersedes SAB No. 101, "Revenue Recognition in Financial Statements," and updates portions of the interpretative guidance included in Topic 13 of the codification of SAB in order to make this interpretative guidance consistent with current authoritative accounting guidance. SAB No. 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers ("FAQ") issued with SAB No. 101 that had been codified in SAB Topic 13. Selected portions of the FAQ have been incorporated into SAB No. 104. The revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. The adoption of SAB No. 104 did not have an effect on the consolidated results of operations or financial position of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements," and subsequently revised in December 2003 with the issuance of FIN 46 (revised 2003). This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is required to apply this Interpretation for periods ending after April 1, 2004. The Company is currently evaluating the impact of the adoption of the revised FIN 46 on its financial position and results of operations. It is reasonably possible that the Company is a primary beneficiary of or holds a significant variable interest in a variable interest entity. See Note 21 for the required disclosures.

2. Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	**2004**	**2004**
Cash payment for interest	¥ 3,281	¥2,654	**¥ 2,458**	**$ 23,189**
Cash payment for income taxes	12,580	9,047	**14,260**	**134,528**
Noncash investing activities:				
Sales of discontinued operations:				
Transferred assets	–	–	**14,932**	**140,868**
Transferred liabilities	–	–	**(11,823)**	**(111,538)**
Foreign currency translation adjustments	–	–	**(37)**	**(349)**
Gain on sales	–	–	**1,825**	**17,217**
Cash received — net	–	–	**4,897**	**46,198**

3. Discontinued operations:

In accordance with SFAS No. 144, the Company presents the results of discontinued operations as a separate line item in the consolidated statements of income under "Income from discontinued operations, net of tax."

In order to improve management efficiency by concentrating resources in strategic business, the Company reached an agreement to sell 100% of its shares in two of its wholly-owned subsidiaries, Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc., to Dentsu Inc., Japan's largest comprehensive advertising agency. These subsidiaries were engaged in the audio/video software businesses in Tokyo, Japan and in California, the United States of America, respectively. The transfer of 100% of the shares of Pioneer LDC, Inc. and 90% of the shares of Pioneer Entertainment (USA) Inc. owned by the Company were each completed in the year ended March 31, 2004. The remaining shares of Pioneer Entertainment (USA) Inc. are expected to be transferred to Dentsu Inc. by September 30, 2006.

In March 2004, Q-Tec, Inc., which was a 99.26% owned subsidiary of the Company, became an independent company through a Management Buyout after acquiring all of the shares owned by the Company, with a business alliance Vision Capital Corporation and Memory-Tech Corporation. Q-Tec, Inc. is one of the larger manufacturers in the Japanese postproduction industry which offers high-quality total services including editing of video and audio products such as animation, movies, commercials, and broadcast programs, DVD encoding/authoring and pressing.

Summarized selected financial information for the years ended March 31, 2002, 2003 and 2004 for the discontinued operations reclassified during the year ended March 31, 2004 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Operating revenue	¥32,348	¥35,009	¥16,650	$157,075
Operating income	¥ 1,281	¥ 587	¥ 382	$ 3,604
Income before income taxes	¥ 871	¥ 551	¥ 340	$ 3,208
Gain on sale of discontinued operations	–	–	1,825	17,217
Income taxes (benefit)	306	415	(2,310)	(21,792)
Income from discontinued operations	¥ 565	¥ 136	¥ 4,475	$ 42,217

The assets and liabilities for sold subsidiaries, excluding intercompany balances, at March 31, 2003 are summarized as follows:

	Millions of Yen
Current assets	¥15,585
Property, plant and equipment, less depreciation	407
Other assets	558
Total assets	¥16,550
Current liabilities	¥ 9,200
Long-term liabilities	61
Total liabilities	¥ 9,261

4. Available-for-sale securities:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2003 and 2004 were as follows:

	Millions of Yen							
	2003				2004			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:								
Non-current	¥6,636	¥8,187	¥63	¥14,760	¥6,520	¥17,890	¥1	¥24,409
Marketable debt securities:								
Non-current	85	–	14	71	106	1	–	107
Total	¥6,721	¥8,187	¥77	¥14,831	¥6,626	¥17,891	¥1	¥24,516

	Thousands of U.S. Dollars			
	2004			
	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Aggregate Fair Value
Marketable equity securities:				
Non-current	$61,509	$168,774	$9	$230,274
Marketable debt securities:				
Non-current	1,000	9	–	1,009
Total	$62,509	$168,783	$9	$231,283

The following table presents fair value and gross unrealized losses of available-for-sale marketable equity securities, aggregated by length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2004.

	Millions of Yen		Thousands of U.S. Dollars	
	Less than 12 Months		Less than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Marketable equity securities	¥14	¥1	$132	$9

At March 31, 2004, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥107 million ($1,009 thousand).

Gross realized gain on available-for-sale securities for the year ended March 31, 2004 was ¥43 million ($406 thousand). Gross realized losses for the years ended March 31, 2003 and 2004 were ¥16 million and ¥6 million ($57 thousand), respectively. There was no gross realized gain or loss on available-for-sale securities recorded for the year ended March 31, 2002 and no gross realized gain on available-for-sale securities was recorded for the year ended March 31, 2003.

The Company holds marketable equity securities of customers and financial institutions for the purpose of maintaining long-term relationships, whose share prices are highly volatile. The Company has one investment in Japan which was in an unrealized loss position due to the share price's poor performance at March 31, 2004. The duration of the impairment was less than six months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company's ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at March 31, 2004. For the years ended March 31, 2002, 2003 and 2004, losses on other than temporary impairment of marketable equity securities were ¥1,828 million, ¥1,346 million and ¥27 million ($255 thousand), respectively.

5. Inventories:

Inventories at March 31, 2003 and 2004 comprise the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Finished products	¥50,202	¥ 51,360	$ 484,528
Work in process	19,158	27,956	263,736
Materials and supplies	24,260	28,490	268,774
Total	¥93,620	¥107,806	$1,017,038

6. Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company's equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥9 million, ¥58 million and ¥4 million ($38 thousand), respectively, for the years ended March 31, 2002, 2003 and 2004.

Retained earnings include the parent company's and its consolidated subsidiaries' equity in undistributed earnings of 20% to 50% owned companies accounted for on an equity basis in the amount of ¥245 million and ¥310 million ($2,925 thousand) at March 31, 2003 and 2004, respectively.

Summarized financial information of companies owned 20% to 50%, including ELDis, Inc., 45% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary, accounted for by the equity method of accounting is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Current assets	¥19,802	¥10,619	$100,179
Property, plant and equipment	27,209	28,978	273,377
Other assets	338	393	3,708
Total assets	¥47,349	¥39,990	$377,264
Current liabilities	¥ 4,857	¥ 2,822	$ 26,622
Long-term liabilities	27,430	27,110	255,755
Shareholders' equity	15,062	10,058	94,887
Total liabilities and shareholders' equity	¥47,349	¥39,990	$377,264

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2002	2003	2004	2004
Net sales	¥7,404	¥7,845	¥8,408	$79,321
Gross profit	996	808	1,004	9,472
Net loss	237	6,802	5,023	47,387

7. Intangible assets:

Intangible assets subject to amortization acquired during the year ended March 31, 2004 totaled ¥9,687 million ($91,387 thousand) and primarily consist of software of ¥8,860 million ($83,585 thousand) and patents of ¥240 million ($2,264 thousand). The weighted average amortization periods for software, patents and total acquired during the year ended March 31, 2004 are 4.0 years, 6.3 years and 4.5 years, respectively.

Intangible assets subject to amortization are comprised of the following:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2004		2004	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software	¥23,726	¥(11,441)	¥31,161	¥(15,412)	$293,972	$(145,396)
Patents	25,472	(23,623)	22,798	(21,426)	215,075	(202,132)
Other	2,850	(1,365)	2,693	(848)	25,406	(8,000)
Total	¥52,048	¥(36,429)	¥56,652	¥(37,686)	$534,453	$(355,528)

The aggregate amortization expense for intangible assets for the years ended March 31, 2003 and 2004 was ¥7,949 million and ¥6,109 million ($57,632 thousand), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥5,969	$56,311
2006	4,616	43,547
2007	2,955	27,877
2008	1,793	16,915
2009	1,222	11,528

Amounts previously reported for net income and basic and diluted earnings per share for the year ended March 31, 2002 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and net income and basic and diluted earnings per share for the years ended March 31, 2003 and 2004 as follows:

			Millions of Yen	Thousands of U.S. Dollars
	2002	2003	**2004**	**2004**
Reported net income	¥8,047	¥16,078	**¥24,838**	**$234,320**
Add back: Goodwill amortization	748	–	–	–
Adjusted net income	¥8,795	¥16,078	**¥24,838**	**$234,320**

			Yen	U.S. Dollars
	2002	2003	**2004**	**2004**
Basic earnings per share:				
Reported net income	¥44.70	¥90.24	**¥141.58**	**$1.34**
Goodwill amortization	4.15	–	–	–
Adjusted net income	¥48.85	¥90.24	**¥141.58**	**$1.34**
Diluted earnings per share:				
Reported net income	¥44.69	¥90.24	**¥140.52**	**$1.33**
Goodwill amortization	4.15	–	–	–
Adjusted net income	¥48.84	¥90.24	**¥140.52**	**$1.33**

8. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2003 and 2004 comprise the following:

		Millions of Yen	Thousands of U.S. Dollars
	2003	**2004**	**2004**
Bank loans:			
Weighted-average interest rate 2.01% at March 31, 2003 and 1.74% at March 31, 2004:			
Uncollateralized	¥29,893	**¥23,327**	**$220,066**

Long-term debt at March 31, 2003 and 2004 comprises the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Loans, principally from banks, maturing serially through 2013 interest ranging from 1.85% to 3.90% at March 31, 2003 and from 3.06% to 3.90% at March 31, 2004:			
Collateralized	¥ 3,048	¥ 2,804	$ 26,453
Uncollateralized	4,370	3,680	34,717
2.35% Uncollateralized bonds due 2005	15,000	15,000	141,509
2.80% Uncollateralized bonds due 2008	10,000	10,000	94,340
Zero coupon convertible bonds due 2011, including unamortized issue premium, ¥2,079 million ($19,613 thousand) (effective annual rate 0.5%)	–	62,079	585,651
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.59% at March 31, 2003 and 1.29% at March 31, 2004), subject to maximum rate of 15% in 2003 and 2004 and other	752	638	6,019
Total	33,170	94,201	888,689
Less—Portion due within one year	974	4,510	42,547
Total	¥32,196	¥89,691	$846,142

The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

On March 5, 2004, the parent company issued ¥60,000 million zero coupon convertible bonds due 2011 (bonds with stock acquisition rights) ("Bonds") at 103.5% of their principal amount. The Bonds do not bear interest. The stock acquisition rights are not transferable separately from the Bonds. The Bonds are traded on the London Stock Exchange's market for listed securities. The Bonds were issued in the denomination of ¥5 million each and each bondholder is entitled to exercise the stock acquisition right from April 1, 2006 until February 18, 2011 (unless previously redeemed) into common shares at an initial conversion price, subject to adjustment in certain events, of ¥4,022 ($37.94). Market price of common stock at the date of issuance of the Bonds was ¥3,220 ($30.38).

Parent company may redeem all, but not some of the Bonds, with advance irrevocable notice to bondholders in each case (1) if the closing price of common stock for each of the 30 consecutive trading days is at least 120% of the conversion price on or after March 4, 2007 and prior to maturity, or (2) if the laws or regulations of Japan having power to tax is changed, or (3) if a resolution is passed at the general meeting of shareholders of the parent company to become a wholly-owned subsidiary of another company.

The stock acquisition right is also exercisable on or after March 19, 2004 if the parent company issues an irrevocable notice to bondholders for (2) or (3) above, or if a resolution passes at a general meeting of shareholders of parent company (a) for any consolidation or amalgamation of parent company with any company, or (b) for any split of parent company's business, or (c) for the parent company to become a wholly-owned subsidiary of another company.

The parent company will redeem the outstanding Bonds at 100% of their principal amount on March 4, 2011.

Unused lines of credit for short-term financing at March 31, 2004 approximated ¥224,631 million ($2,119,160 thousand) of which ¥30,000 million ($283,019 thousand) relates to commercial paper programs. Unused commitments for long-term financing arrangements at March 31, 2004 amounted to ¥5,000 million ($47,170 thousand). There were no commitment fees.

Land and buildings with a book value of ¥11,902 million ($112,283 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2004.

The aggregate annual maturities of long-term debt during the five years ending March 31, 2009 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 4,510	$ 42,547
2006	15,857	149,594
2007	255	2,406
2008	272	2,566
2009	10,244	96,642

Substantially all short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. The Company has no compensating balance arrangements with any lending bank.

9. Pension plans and accrued severance cost:

The parent company and major domestic subsidiaries have trusteed non-contributory defined benefit pension plans which cover substantially all of their employees. The benefits are in the form of annuity payments and/or lump-sum payments and are based on points and length of service and conditions under which termination occurs. The Company's policy is to fund amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by the Japanese income tax laws.

The Company also sponsors a domestic contributory welfare pension plan covering substantially all of its Japanese employees. The benefits of the welfare pension plan are primarily based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare plan consists of a basic component, which has been specified by the Japanese government's welfare pension regulations, and components established by the Company. During the year ended March 31, 2003, the Company established a new component within the welfare pension plan. The new component covers a part of the parent company's employees. Management considers that a portion of the contributory plan, which is administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. Management believes that the benefit obligation for the additional component is approximately one-fifth of the total benefit obligation. The welfare pension plan is funded in conformity with the funding requirements of applicable governmental regulations.

The plan assets and pension obligation for the non-contributory plans and the contributory plan of the parent company and certain subsidiaries are measured at March 31 in each fiscal year.

Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen						Thousands of U.S. Dollars	
	2002		2003		2004		2004	
	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan
Service cost	¥2,657	¥1,288	¥2,884	¥2,400	¥2,892	¥2,860	$27,283	$26,981
Interest cost	1,662	2,926	1,695	3,195	1,518	3,301	14,321	31,142
Expected return on assets	(1,907)	(2,245)	(1,606)	(1,941)	(1,386)	(1,741)	(13,075)	(16,425)
Amortization of unrecognized net actuarial loss	744	1,287	1,021	1,853	1,632	2,428	15,396	22,906
Amortization of unrecognized net assets at date of application	(163)	(344)	(163)	(344)	(160)	(344)	(1,510)	(3,245)
Amortization of unrecognized prior service gain	(535)	(364)	(535)	(364)	(535)	(364)	(5,047)	(3,434)
Net periodic benefit cost	¥2,458	¥2,548	¥3,296	¥4,799	¥3,961	¥6,140	$37,368	$57,925
Actuarial assumptions used to determine net periodic pension cost:								
Discount rate	2.8%	4.5%	2.7%	4.3%	2.2%	4.1%		
Rate of salary increase	–*	3.1%	–*	2.7%	–*	2.6%		
Long-term rate of return on plan assets	4.5%	4.5%	3.9%	3.9%	3.9%	3.9%		

*Non-contributory plans are not pay-related.

Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2004		2004	
	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan	Non-contributory Plans	Contributory Plan
Change in benefit obligation:						
Benefit obligation at beginning of year	¥ 62,802	¥ 74,305	¥ 69,446	¥ 80,512	$ 655,151	$ 759,547
Service cost	2,884	2,400	2,892	2,860	27,283	26,981
Interest cost	1,695	3,195	1,518	3,301	14,321	31,142
Plan participants' contribution	–	1,063	–	659	–	6,217
Actuarial loss (gain)	5,086	534	(3,004)	(543)	(28,340)	(5,123)
Lump-sum cash payments	(2,607)	–	(1,429)	–	(13,481)	–
Benefits paid	(414)	(985)	(507)	(1,129)	(4,783)	(10,651)
Decrease due to sales of discontinued operations	–	–	(451)	–	(4,255)	–
Benefit obligation at end of year	¥ 69,446	¥ 80,512	¥ 68,465	¥ 85,660	$ 645,896	$ 808,113
Change in plan assets:						
Fair value of plan assets at beginning of year	¥ 41,167	¥ 49,778	¥ 35,923	¥ 44,639	$ 338,896	$ 421,123
Actual return on plan assets	(6,198)	(7,963)	5,739	5,670	54,142	53,491
Employer contribution	3,975	2,746	4,040	2,381	38,113	22,462
Plan participants' contribution	–	1,063	–	659	–	6,217
Lump-sum cash payments	(2,607)	–	(1,429)	–	(13,481)	–
Benefits paid	(414)	(985)	(507)	(1,129)	(4,783)	(10,651)
Decrease due to sales of discontinued operations	–	–	(391)	–	(3,689)	–
Fair value of plan assets at end of year	¥ 35,923	¥ 44,639	¥ 43,375	¥ 52,220	$ 409,198	$ 492,642
Funded status	¥(33,523)	¥(35,873)	¥(25,090)	¥(33,440)	$(236,698)	$(315,471)
Unrecognized actuarial loss	36,474	42,383	27,476	35,483	259,208	334,745
Unrecognized net assets at the date of application	(646)	(1,297)	(486)	(953)	(4,585)	(8,991)
Unrecognized prior service gain	(8,235)	(4,573)	(7,700)	(4,209)	(72,642)	(39,708)
Net amount recognized	¥ (5,930)	¥ 640	¥ (5,800)	¥ (3,119)	$ (54,717)	$ (29,425)
Amounts recognized in the statement of financial position consist of:						
Accrued benefit liabilities	¥(31,037)	¥(33,013)	¥(23,017)	¥(27,302)	$(217,142)	$(257,566)
Accumulated other comprehensive income	25,107	33,653	17,217	24,183	162,425	228,141
Net amount recognized	¥ (5,930)	¥ 640	¥ (5,800)	¥ (3,119)	$ (54,717)	$ (29,425)
Accumulated benefit obligation at end of year	¥ 66,960	¥ 77,652	¥ 66,392	¥ 79,522	$ 626,340	$ 750,208
Actuarial assumptions used to determine benefit obligations:						
Discount rate	2.2%	4.1%	2.5%	4.1%		
Rate of salary increase	–*	2.6%	–*	2.6%		

*Non-contributory plans are not pay-related.

The unrecognized prior service gain, the unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees, both for the non-contributory plans and for the contributory plan.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and target asset allocations, as well as historical and expected returns on various categories of plan assets, adjusted as deemed appropriate to reflect more recent capital market experiences as well as the rate of inflation and interest rates.

The pension plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category are as follows:

Asset category	2003	2004
Equity securities	44%	46%
Debt securities	35	30
Real estate and other	21	24
Total	100%	100%

The Company's investment policy is to maintain a diversified portfolio of asset classes with the primary goal of producing an adequate return that, when combined with the Company's contribution, will maintain the fund's ability to meet future cash requirements for pension benefit payments. For primary domestic pension plans, the target asset allocation is established based on long-term pension plan asset/liability studies, and the current weighted-average target asset allocation for these plans is; equity securities 56%, debt securities 41%, other 3%. All the assets are externally managed and investment managers have discretion to carry out investment operations within their respective mandates specified by the Company.

Substantially all of the employees of U.S. and European subsidiaries are covered by defined benefit pension plans. The projected benefit obligation for the plans and related fair value of plan assets are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2004	2004
Projected benefit obligation	¥10,732	¥12,574	$118,623
Plan assets	6,248	7,656	72,226
Actuarial assumptions used to determine benefit obligation (PBO weighted):			
Discount rate	6.1%	5.6%	
Rate of salary increase	3.9%	4.0%	

Net periodic pension costs for these plans for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Total net periodic pension cost	¥1,034	¥872	¥748	$7,057
Actuarial assumptions used to determine net periodic pension cost:				
Discount rate	6.2%	6.5%	6.1%	
Rate of salary increase	4.3%	4.3%	3.9%	
Long-term rate of return on plan assets	7.2%	7.5%	7.6%	

Accumulated other comprehensive income of ¥557 million ($5,255 thousand) was recorded for European plans at March 31, 2004.

With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.

In February 2002, the Company announced the closure of the Hiwada plant in Fukushima, Japan because of the transfer of production sites to China. In relation to this closure, the Company recorded special termination benefits for employees' voluntary termination of ¥906 million for the year ended March 31, 2002. In June 2002, Tohoku Pioneer Corporation implemented a voluntary early retirement plan. In relation to this plan, the Company recorded special termination benefits of ¥1,424 million. These special termination benefits were included in the selling, general and administrative expenses.

The Company expects to contribute ¥5,756 million ($54,302 thousand) to its domestic defined benefit plan in the year ending March 31, 2005.

10. Income taxes:

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the years ended March 31, 2002, 2003 and 2004 in Japan. A change in the tax rate was enacted in Japan in March 2003 and the normal effective statutory tax rate effective for the year beginning April 1, 2004 was changed from 42% to 41%.

Income tax expense for the year ended March 31, 2004 included ¥682 million ($6,434 thousand) charges resulting from the settlement of a proposed assessment from the U.S. Internal Revenue Service relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999.

The Company's provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	**2004**	**2004**
Computed tax expense at normal statutory tax rate	¥6,078	¥11,793	**¥17,576**	**$165,811**
Increase (decrease) resulting from:				
Changes in valuation allowance	507	(3,007)	**(3,701)**	**(34,915)**
Expenses not deductible for tax purpose:				
Domestic	713	269	**280**	**2,642**
Foreign	221	439	**149**	**1,406**
Amortization of goodwill	314	–	**–**	**–**
Difference in foreign and Japanese tax rates	(1,934)	(1,595)	**(1,608)**	**(15,170)**
Effect of tax rate change on deferred taxes	–	835	**447**	**4,217**
Tax benefit for discontinued operations	–	–	**3,025**	**28,538**
Tax credit for research and development expenses	(186)	(530)	**(898)**	**(8,472)**
Other	703	828	**3,317**	**31,292**
Provision for income taxes	¥6,416	¥ 9,032	**¥18,587**	**$175,349**

Total income taxes provided for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Provision for income taxes on income from continuing operations	¥ 6,416	¥9,032	¥18,587	$175,349
Provision for income taxes (benefit) on income from discontinued operations	306	415	(2,310)	(21,792)
Shareholders' equity—directly charged (credited):				
Minimum pension liability adjustments	(6,460)	(8,927)	6,953	65,594
Net unrealized gains on securities	(1,502)	(899)	4,009	37,821
Total	¥(1,240)	¥ (379)	¥27,239	$256,972

Income from continuing operations before income taxes and income tax expense comprised the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Income (loss) from continuing operations before income taxes:				
Domestic	¥ (4,187)	¥10,137	¥18,481	$174,349
Foreign	18,659	17,942	23,367	220,443
	¥14,472	¥28,079	¥41,848	$394,792
Income taxes—Current:				
Domestic	¥ 3,684	¥ 6,643	¥10,799	$101,877
Foreign	7,111	7,834	7,030	66,321
	¥10,795	¥14,477	¥17,829	$168,198
Income taxes—Deferred:				
Domestic	¥ (4,490)	¥ (3,296)	¥ (385)	$ (3,632)
Foreign	111	(2,149)	1,143	10,783
	¥ (4,379)	¥ (5,445)	¥ 758	$ 7,151

The significant components of the deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2004		2004	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Inventories	¥ 8,197	–	¥ 6,911	–	$ 65,198	–
Marketable equity securities	3,831	¥1,018	2,971	¥5,017	28,028	$47,330
Accrued expenses	9,106	–	10,411	–	98,217	–
Tax loss carryforwards	11,723	–	9,297	–	87,708	–
Pension and severance cost	28,341	–	22,268	–	210,075	–
Land	2,216	–	1,840	–	17,358	–
Depreciation	1,563	387	1,907	302	17,991	2,849
Royalty receivable	1,395	–	974	–	9,189	–
Other	18,384	2,863	15,574	3,408	146,925	32,151
Total	84,756	4,268	72,153	8,727	680,689	82,330
Valuation allowance	(15,292)	–	(11,591)	–	(109,349)	–
Total	¥69,464	¥4,268	¥60,562	¥8,727	$571,340	$82,330

The changes in the valuation allowance for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen				
Valuation allowance	Balance at Beginning of Period	Addition	Deduction	Translation Adjustments	Balance at End of Period
2002	¥17,792	¥2,720	¥(2,762)	¥549	¥18,299
2003	18,299	5,741	(8,912)	164	15,292
2004	15,292	1,956	(5,469)	(188)	11,591

	Thousands of U.S. Dollars				
Valuation allowance	Balance at Beginning of Period	Addition	Deduction	Translation Adjustments	Balance at End of Period
2004	$144,264	$18,453	$(51,594)	$(1,774)	$109,349

The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.

Decrease in valuation allowance for the year ended March 31, 2003 was mainly due to the reversal of valuation allowance which had been provided for a tax benefit, the realization of which had been judged as unlikely, as profitability of subsidiaries improved. Decrease in valuation allowance for the year ended March 31, 2004 was mainly due to the reversal of valuation allowance for discontinued operations.

At March 31, 2004, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 706	$ 6,660
2006	152	1,434
2007	1,138	10,736
2008	1,512	14,264
2009	1,557	14,689
Thereafter	17,319	163,387
Total	¥22,384	$211,170

No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries that are not expected to be remitted in the foreseeable future. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2003 and 2004 amounted to approximately ¥133,923 million and ¥116,689 million ($1,100,840 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

11. Shareholders' equity:

Common Stock and Capital Surplus—

As permitted by the Commercial Code of Japan (the "Code") prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.

Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,689,396 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2004.

Retained Earnings—

Retained earnings consist of legal reserve and unappropriated retained earnings.

The parent company is subject to the Code amendments which became effective from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to capital surplus. Effective October 1, 2001, the revised Code eliminated common stock par values resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total capital surplus and legal reserve. The amount of total capital surplus and legal reserve which exceeds 25% of stated capital is available for appropriations by resolution of the shareholders.

The Code permits companies to transfer a portion of capital surplus and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Prior to October 1, 2001, the Code imposed certain restrictions on the purchase and sale of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to purchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors on and after April 1, 2002.

The amount available for dividends under the Code was ¥135,697 million ($1,280,160 thousand) as of March 31, 2004, that is based on the amount recorded in the parent company's general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform with U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

At the general shareholders meeting held on June 27, 2002, the shareholders of the parent company authorized the purchase of up to 10,000,000 shares of the parent company's common stock. In August 2002, November 2002 and February 2003, the parent company purchased 1,610,000 shares, 2,000,000 shares and 1,500,000 shares of their common stock, respectively, in the market for the aggregate cost of ¥11,492 million as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code.

The appropriations of retained earnings for the year ended March 31, 2004, which have been incorporated in the accompanying financial statements, will be proposed for approval at the general shareholders' meeting to be held on June 29, 2004, and will be recorded in the parent company's general books of account after shareholders' approval.

12. Stock-based compensation plans:

The Company has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant plan—
Upon issuance of detachable warrant bonds by the parent company, a consolidated subsidiary purchased all of the bonds and the Company distributed the warrants at fair value to directors and certain employees of the Company as a part of their remuneration. These warrants vest over one year and expire in three years from the date of issuance.

Stock option plan—
In accordance with approval at shareholders' meetings on June 29, 2000 and June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval at shareholders' meeting on June 27, 2002 and June 27, 2003, the Company granted share acquisition rights to directors and certain employees of the Company. These options vest over two years and expire in five years from the date of grant. The Company recorded the fair value of the stock option as a part of their remuneration.

A summary of information for the Company's stock-based compensation plans is as follows:

			Yen		
Year	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price	Number of Shares (Thousands)
2001	Stock option	From July 1, 2002 to June 30, 2005	¥4,400	¥4,250	191
2002	Warrant	From July 1, 2002 to August 26, 2004	3,266	2,700	413
2002	Stock option	From July 1, 2003 to June 30, 2006	3,791	3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	2,477	2,170	564
2004	Stock option	From July 1, 2005 to June 30, 2008	**2,951**	**2,845**	**313**

			U.S. Dollars	
Year	Plan	Exercisable Period	Weighted-Average Exercise Price	Weighted-Average Grant Date Share Price
2004	Stock option	From July 1, 2005 to June 30, 2008	**$27.84**	**$26.84**

Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 2002, 2003 and 2004 were ¥346 million, ¥149 million and ¥305 million ($2,877 thousand), respectively.

The weighted-average fair value per share at the date of grant for the warrants and the stock options granted during the years ended March 31, 2002, 2003 and 2004 were ¥573, ¥704 and ¥907 ($8.56), respectively. The fair value of the warrants and the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option-valuation model with the following weighted-average assumptions:

	2002	2003	2004
Risk-free interest rate	0.25%	0.24%	0.34%
Expected lives	3.48 years	3.48 years	3.48 years
Expected volatility	50.61%	52.81%	48.13%
Expected dividends	0.41%	0.69%	0.88%

A summary of the status of the Company's warrants and options as of March 31, 2002, 2003 and 2004, and changes during the years is as follows:

	Number of Shares (Thousands)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price per Share	
			Yen	U.S. Dollars
Outstanding at March 31, 2001	743	2.4	¥3,782	
Granted	604		3,432	
Exercised	(170)		2,425	
Outstanding at March 31, 2002	1,177	2.5	¥3,798	
Granted	564		2,477	
Expired	(98)		2,188	
Outstanding at March 31, 2003	1,643	2.5	¥3,441	
Granted	313		2,951	$27.84
Expired	(284)		4,728	44.60
Outstanding at March 31, 2004	1,672	2.4	¥3,131	$29.54
Exercisable at March 31, 2003	888		¥3,977	
Exercisable at March 31, 2004	795		¥3,664	$34.57

13. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2001	¥(11,639)	¥6,662	¥(23,674)	¥(28,651)
Adjustments for the year	(8,848)	(2,079)	14,842	3,915
Balance at March 31, 2002	(20,487)	4,583	(8,832)	(24,736)
Adjustments for the year	(12,188)	(1,235)	(17,470)	(30,893)
Balance at March 31, 2003	(32,675)	3,348	(26,302)	(55,629)
Adjustments for the year	9,745	5,755	(21,700)	(6,200)
Balance at March 31, 2004	¥(22,930)	¥9,103	¥(48,002)	¥(61,829)

	Thousands of U.S. Dollars			
	Minimum Pension Liability Adjustments	Net Unrealized Gains on Securities	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2003	$(308,255)	$31,585	$(248,132)	$(524,802)
Adjustments for the year	91,934	54,293	(204,717)	(58,490)
Balance at March 31, 2004	$(216,321)	$85,878	$(452,849)	$(583,292)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2002:				
Minimum pension liability adjustments	¥(15,380)	¥ 6,460	¥ 72	¥ (8,848)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(5,404)	2,270	7	(3,127)
Less—Reclassification adjustment for losses realized in net income	1,828	(768)	(12)	1,048
Net unrealized losses	(3,576)	1,502	(5)	(2,079)
Foreign currency translation adjustments	15,338	–	(496)	14,842
Other comprehensive income (loss)	¥ (3,618)	¥ 7,962	¥(429)	¥ 3,915
2003:				
Minimum pension liability adjustments	¥(21,255)	¥ 8,927	¥ 140	¥(12,188)
Net unrealized gains on securities:				
Unrealized holding losses arising during year	(3,502)	1,472	7	(2,023)
Less—Reclassification adjustment for losses realized in net income	1,366	(573)	(5)	788
Net unrealized losses	(2,136)	899	2	(1,235)
Foreign currency translation adjustments	(18,178)	–	708	(17,470)
Other comprehensive income (loss)	¥(41,569)	¥ 9,826	¥ 850	¥(30,893)
2004:				
Minimum pension liability adjustments	¥16,803	¥ (6,953)	¥(105)	¥ 9,745
Net unrealized gains on securities:				
Unrealized holding gains arising during year	9,790	(4,013)	(16)	5,761
Less—Reclassification adjustment for gains realized in net income	(10)	4	–	(6)
Net unrealized gains	9,780	(4,009)	(16)	5,755
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during year	(23,010)	–	912	(22,098)
Less—Reclassification adjustment for losses realized in net income	398	–	–	398
Net foreign currency translation adjustments	(22,612)	–	912	(21,700)
Other comprehensive income (loss)	¥ 3,971	¥(10,962)	¥ 791	¥ (6,200)

	Thousands of U.S. Dollars			
	Before-Tax Amount	Tax (Expense) or Benefit	Minority Interest	Net-of-Tax Amount
2004:				
Minimum pension liability adjustments	$158,519	$ (65,594)	$ (991)	$ 91,934
Net unrealized gains on securities:				
Unrealized holding gains arising during year	92,359	(37,859)	(151)	54,349
Less—Reclassification adjustment for gains realized in net income	(94)	38	–	(56)
Net unrealized gains	92,265	(37,821)	(151)	54,293
Foreign currency translation adjustments:				
Foreign currency translation adjustments arising during year	(217,076)	–	8,604	(208,472)
Less—Reclassification adjustment for losses realized in net income	3,755	–	–	3,755
Net foreign currency translation adjustments	(213,321)	–	8,604	(204,717)
Other comprehensive income (loss)	$ 37,463	$(103,415)	$7,462	$ (58,490)

14. Supplemental information:

Supplemental information for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	**2004**	**2004**
Research and development expenses charged to cost and expenses	¥39,050	¥45,388	**¥51,483**	**$485,689**
Advertising costs charged to expense as incurred	12,352	11,089	**12,813**	**120,877**

Other—net as shown in other income (expenses) for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	**2004**	**2004**
Write-down of available-for-sale securities and sundry investments	¥(2,341)	¥(1,369)	**¥(245)**	**$(2,311)**
Gains (losses) on sale of available-for-sale securities and sundry investments	54	(20)	**37**	**349**
Other	133	641	**315**	**2,972**
Total	¥(2,154)	¥ (748)	**¥ 107**	**$ 1,010**

15. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees' residential facilities primarily under operating leases.

Rental expenses under operating leases for the years ended March 31, 2002, 2003 and 2004 aggregated ¥6,058 million, ¥6,068 million and ¥6,268 million ($59,132 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2004 are as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2005	¥2,467	$23,274
2006	1,512	14,264
2007	1,026	9,679
2008	694	6,547
2009	486	4,585
Thereafter	1,760	16,604
Total minimum future rentals	¥7,945	$74,953

16. Financial instruments:

Derivatives—

The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.

To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options.

The notional amounts of forward exchange contracts as of March 31, 2003 and 2004 were ¥8,496 million and ¥20,505 million ($193,443 thousand), respectively. The notional amounts of currency options purchased were ¥1,558 million as of March 31, 2003. The notional amount of currency options written was ¥1,558 million as of March 31, 2003.

To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed and floating interest rate borrowings and euro fixed interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2003 and 2004 were ¥32,255 million and ¥35,106 million ($331,189 thousand), respectively.

Concentration of Credit Risk—

The Company distributes its products to a diverse group of domestic and foreign customers. Trade receivables arising from these sales represent credit risk to the Company. However, due to the large number and diversity of the Company's customer base, concentration of credit risk with respect to trade receivables is limited. The Company performs ongoing credit evaluation of its customers' financial condition and, generally, requires no collateral from its customers.

Derivative financial instruments that the Company holds or issues may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.

The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any significant losses as the result of counterparty default.

17. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company's financial instruments at March 31, 2003 and 2004:

	Millions of Yen				Thousands of U.S. Dollars	
	2003		2004		2004	
	Assets (Liabilities)		Assets (Liabilities)		Assets (Liabilities)	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:						
Available-for-sale securities	¥14,831	¥14,831	¥24,516	¥24,516	$231,283	$231,283
Long-term receivables	292	288	253	244	2,387	2,302
Other financial instruments:						
Forward exchange contracts	13	13	790	790	7,453	7,453
Liabilities:						
Long-term debt, including current maturity	(33,170)	(34,730)	(94,201)	(89,507)	(888,689)	(844,406)
Other financial instruments:						
Forward exchange contracts	(250)	(250)	(95)	(95)	(896)	(896)
Currency swap	(2,076)	(2,076)	(3,179)	(3,179)	(29,991)	(29,991)
Currency option	(7)	(7)	–	–	–	–

Estimation of Fair Values—

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach is applied to cash and cash equivalents, trade receivables, short-term borrowings and trade payables.

The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 4.

Sundry investments included equity interests in non-public companies, amounting to ¥2,404 million and ¥2,855 million ($26,934 thousand) at March 31, 2003 and 2004, respectively, and memberships amounting to ¥503 million and ¥528 million ($4,981 thousand) at March 31, 2003 and 2004, respectively. The corresponding fair values at those dates were not computed as such estimation is not practicable.

The fair values of long-term receivables were estimated by discounting estimated future cash flows using current interest rates.

The fair values of the Company's long-term debt were estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements.

The fair values of forward exchange contracts were estimated based on the quoted market rates of similar contracts. The currency swap and the interest rate swap were valued at replacement cost. The fair values of foreign currency options were measured using valuation models.

The fair values of the Company's contingent liabilities for guarantees of loans are not significant.

18. Basic and diluted earnings per share:

A reconciliation of the numerators and denominators of basic and diluted net income per share computation for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2003	2004	2004
Income from continuing operations	¥7,482	¥15,942	¥20,363	$192,103
Effect of dilution — Zero coupon convertible bonds	–	–	(21)	(198)
Income from continuing operations — diluted	¥7,482	¥15,942	¥20,342	$191,905
Income from discontinued operations, net of tax	¥ 565	¥ 136	¥ 4,475	$ 42,217
Net income	¥8,047	¥16,078	¥24,838	$234,320
Effect of dilution — Zero coupon convertible bonds	–	–	(21)	(198)
Net income — diluted	¥8,047	¥16,078	¥24,817	$234,122

	Number of Shares (Thousands)		
Weighted-average common shares outstanding	180,032	178,168	175,433
Effect of dilutive convertible bonds	–	–	1,115
Effect of dilutive warrants	32	2	–
Effect of stock options	–	1	61
Diluted common shares outstanding	180,064	178,171	176,609

	Yen			U.S. Dollars
Basic net income per share:				
Income from continuing operations	¥41.56	¥89.48	¥116.07	$1.10
Income from discontinued operations, net of tax	3.14	0.76	25.51	0.24
Net income	¥44.70	¥90.24	¥141.58	$1.34
Diluted net income per share:				
Income from continuing operations	¥41.55	¥89.48	¥115.18	$1.09
Income from discontinued operations, net of tax	3.14	0.76	25.34	0.24
Net income	¥44.69	¥90.24	¥140.52	$1.33

19. Supplemental schedule:

The changes in the allowance for doubtful receivables for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen				
Allowance for Doubtful Receivables	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions for Accounts Written Off	Translation Adjustments	Balance at End of Period
2002	¥9,821	¥(153)	¥(4,660)	¥311	¥5,319
2003	5,319	411	(765)	(334)	4,631
2004	4,631	(667)	(13)	(417)	3,534

	Thousands of U.S. Dollars				
Allowance for Doubtful Receivables	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions for Accounts Written Off	Translation Adjustments	Balance at End of Period
2004	$43,689	$(6,293)	$(123)	$(3,934)	$33,339

The changes in the warranty reserve for the year ended March 31, 2004 are as follows:

	Millions of Yen				
Warranty Reserve	Balance at Beginning of Period	Provision	Payments	Translation Adjustments	Balance at End of Period
2002	¥5,478	¥10,976	¥(10,290)	¥317	¥6,481
2003	6,481	7,642	(7,374)	(256)	6,493
2004	6,493	6,050	(6,669)	(455)	5,419

	Thousands of U.S. Dollars				
Warranty Reserve	Balance at Beginning of Period	Provision	Payments	Translation Adjustments	Balance at End of Period
2004	$61,255	$57,075	$(62,915)	$(4,292)	$51,123

20. Commitments and contingent liabilities:

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment and advertisement payments approximated ¥3,114 million ($29,377 thousand).

Contingent liabilities at March 31, 2004 principally for loans guaranteed in the ordinary course of business amounted to ¥25,634 million ($241,830 thousand).

Loans guaranteed at March 31, 2004 are as follows:

		Guaranteed Amount	
Guarantee for	Guaranteed until	Millions of Yen	Thousands of U.S. Dollars
Affiliated company	May 31, 2012–October 22, 2012	¥25,000	$235,849
Affiliated company	October 25, 2004–March 31, 2005	502	4,736
Total		¥25,502	$240,585

The Company entered into these guarantee agreements to sustain the business relationships.

The Company will be required to pay the guaranteed amounts if the affiliated companies are unable to repay.

During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately EUR 21 million (¥2,706 million translated at the foreign exchange rate at March 31, 2004) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. There was no progress during the year ended March 31, 2004. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

21. Variable interest entity:

ELDis, Inc. was established in March 2001 to manufacture and market new products, thin film transistor substrates for active-matrix organic light-emitting diode. ELDis, Inc., 45% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary is accounted for by equity method of accounting.

At March 31, 2004, total assets and total of common stock and capital surplus of ELDis, Inc. was ¥35,496 million ($334,868 thousand) and ¥20,000 million ($188,679 thousand), respectively. At March 31, 2004, it is reasonably possible that Tohoku Pioneer Corporation is the primary beneficiary of or holds a significant variable interest in ELDis, Inc., a development stage enterprise. Tohoku Pioneer Corporation's maximum exposure to loss as a result of its involvement with ELDis, Inc. at March 31, 2004 is as follows:

Variable interests	Millions of Yen	Thousands of U.S. Dollars
Investments in equity	¥ 9,000	$ 84,906
Guarantee of loans	25,000	235,849
Total	¥34,000	$320,755

22. Remuneration of directors, executive officers and corporate auditors:

The aggregate remuneration (including bonuses and stock-based compensation [see Note 12]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2002, 2003 and 2004 totaled ¥876 million, ¥965 million and ¥1,238 million ($11,679 thousand), respectively.

Report of Independent Registered Public Accounting Firm

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements do not present segment information concerning the Company's operations which, in our opinion, is required for a complete presentation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 3, 2004

Pursuant to home country practices exemptions granted by the New York Stock Exchange (the "NYSE"), Pioneer Corporation (the "Company") is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE's listing standards. The Company's corporate governance practices and those followed by U.S. companies under the NYSE listing standards ("NYSE Corporate Governance") have the following significant differences:

1. Directors

The Company currently has two (2) non-management directors on its board of directors who satisfy the requirements of "outside directors" under the Commercial Code of Japan. "Outside director" is defined as a director who does not engage in the execution of business operations of a company and who (i) has never been a director responsible for the execution of business operations, a corporate executive officer, a manager, or other employee of the company or any of its subsidiaries, and (ii) is not a director responsible for the execution of business operations or corporate executive officer of any subsidiary of the company, and (iii) is not a manager or other employee of the company or any of its subsidiaries. The Commercial Code of Japan and related legislation (including the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the "Special Exception Law"), and collectively, the "Code") do not require Japanese companies with boards of corporate auditors, such as the Company, to have any independent (in the meaning given by the NYSE listing standards) or outside (in the meaning given by the Code) directors on their boards of directors. Consistent with most Japanese companies but unlike NYSE Corporate Governance, the Company's non-management directors do not hold regularly scheduled sessions without management. Moreover, the Code does not require, and accordingly the Company does not have, an internal corporate body or committee comprised of only independent or outside directors.

2. Committees

Under the Code, the Company has elected to structure its corporate governance system as a company with a board of corporate auditors, which has a statutory duty to monitor, review and report on the administration of the affairs of the Company. The Company, consistent with other Japanese companies with boards of corporate auditors, but unlike NYSE Corporate Governance, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Code, the Company's board of directors nominates and submits a proposal for appointment of directors for shareholder approval. The shareholders vote on such nomination at the Company's general meeting of shareholders. The Code requires that the respective total amount of remuneration to be paid to all directors and all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the Articles of Incorporation. The distribution of remuneration among directors is broadly delegated to the Company's board of directors and the distribution of remuneration among corporate auditors is determined by consultation among the Company's corporate auditors.

3. Audit Committee

The Company plans to avail itself of paragraph (c) (3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934 as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Code, the Company elects its corporate auditors through a resolution adopted at a general meeting of shareholders. The Company currently has five (5) corporate auditors, which exceeds a minimum of three (3) corporate auditors required pursuant to the Code.

Unlike NYSE Corporate Governance, the Code, among others, does not require corporate auditors to have expertise in accounting or other special knowledge and experience. Under the Code, the board of corporate auditors may determine the auditing policies, method of investigating the conditions of the business and the assets of a company, and may resolve other matters concerning the execution of the corporate auditor's duties, prepare corporate auditors' reports and give consent to proposals of the nomination of corporate auditors and registered public accounting firms.

The Company currently has three (3) corporate auditors who satisfy the requirements of "outside auditors" under the Special Exception Law. Unlike NYSE Corporate Governance, under the Code, at least one of the corporate auditors of the Company must be an "outside" person, who was not a director, corporate executive officer, manager, or employee of the Company or any of its subsidiaries during the five-year period prior to such corporate auditor's election. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the corporate auditors will be required to be persons who have not been a director, executive officer, manager, or employee of the Company or any of its subsidiaries at any time prior such corporate auditor's election. Corporate auditors may not at the same time be directors, executive officers, managers, or employees of the Company or any of its subsidiaries.

4. Corporate Governance Guidelines

Unlike NYSE Corporate Governance, the Company is not required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Code and the Securities and Exchange Law of Japan or stock exchange rules. However, the Company is required to disclose policies and the present status of its corporate governance in its annual securities report and certain other disclosure documents in accordance with the Securities and Exchange Law of Japan and regulations thereunder, and stock exchange rules in respect of timely disclosure.

5. Code of Business Conduct and Ethics

Unlike NYSE Corporate Governance, under Japanese law (including the Code and the Securities and Exchange Law of Japan), and stock exchange rules, the Company is not required to adopt and disclose a code of business conduct and ethics for directors, officers and employees. However, the Company maintains a "Pioneer Group Code of Conduct" which the Company believes is consistent with the Code of Ethics described under Section 406 of the Sarbanes-Oxley Act.

6. Shareholder Approval of Equity Compensation Plans

Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Code, if the Company desires to adopt an equity-compensation plan under which stock acquisition rights are granted on specially favorable terms to the recipients under the plan, then the Company must obtain shareholder approval by a "special resolution" of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

GENERAL INFORMATION ON SHARES

SHARES OF COMMON STOCK

(Tokyo Stock Exchange since 1961, Osaka Securities Exchange since 1968)

Transfer Agent
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-0005, Japan

Its Liaison Offices in Japan
All offices in Japan of UFJ Trust Bank Limited,
and The Nomura Securities Co., Ltd.

CURAÇAO DEPOSITARY RECEIPTS

(Euronext Amsterdam since 1969)

Depositary
Caribbean Depositary Company N.V.
Berg Arrarat 1, Willemstad, Curaçao,
Netherlands Antilles

Paying Agent and Agent of Depositary
Fortis Bank (Nederland) N.V.
Rokin 55, Postbus 243, 1000 AE Amsterdam,
The Netherlands

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

AMERICAN DEPOSITARY RECEIPTS

(New York Stock Exchange since 1976; symbol is PIO)

PIO
LISTED
NYSE.

Depositary and Registrar
Citibank, N.A., ADR Department
111 Wall Street, 20th Floor, Zone 7
New York, New York 10005, U.S.A.
Phone: (877) 248-4237 (toll-free)
Fax: (201) 324-3284
E-mail: citibank@shareholders-online.com
Website: http://www.citibank.com/adr

Custodian
The Bank of Tokyo-Mitsubishi, Ltd.
3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku,
Tokyo 103-0021, Japan

Pioneer Corporation has introduced Citibank's "International Direct Investment Program" and BUYandHOLD's "Online Stock Purchase Service" for existing holders and first-time purchasers of American Depositary Shares (ADSs).

To obtain further information about these services, please access "How to Buy ADRs" at Pioneer's website: http://www.pioneer.co.jp/corp/ir/index-e.html

DISTRIBUTION OF SHARE-OWNERSHIP *(As of March 31, 2004)*

	Number of shareholders	Number of shares held (thousand)	Percentage of shareholdings to total issued shares (%)
Japanese financial institutions	137	74,563	41.41
Japanese securities companies	55	3,432	1.91
Other Japanese business corporations	308	4,235	2.35
Foreign corporations and individuals	476	66,114	36.72
Japanese individuals and others	29,901	31,717	17.61
Total	30,877	180,063	100.00

Notes:
1. All numbers of shares less than one thousand are disregarded.
2. Japanese individuals and others include 4,632 thousand shares (2.57%) as treasury stock held by the Company.

For further information, please contact:

Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku,
Tokyo 153-8654, Japan

Shareholder Relations Group
Phone: +81-3-3495-4926
Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp

Investor Relations Department
Phone: +81-3-3495-6774
Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp

Pioneer North America, Inc.
Legal and Shareholder Relations Department
2265 East 220th Street,
Long Beach, California 90810, U.S.A.
Phone: +1-310-952-2210
Fax: +1-310-952-2199

Investor Relations
Ten Bank Street, Suite 1060,
White Plains, New York 10606, U.S.A.
Phone: +1-914-259-0006 Ext: 333
Fax: +1-914-259-0010
E-mail: investor_relations@pioneer-usa.com

Pioneer Europe NV
Corporate Planning Division
Haven 1087, Keetberglaan 1,
9120 Melsele, Belgium
Phone: +32-3-570-05-11
Fax: +32-3-570-08-86

Investor Relations
Pioneer House, Hollybush Hill,
Stoke Poges, Slough SL2 4QP, U.K.
Phone: +44-(0)1753-789889
Fax: +44-(0)1753-789880
E-mail: investor_relations@mmd.pioneer.be

Note: Form 20-F annual report filed with the United States Securities and Exchange Commission and other financial information are available at: http://www.pioneer.co.jp/corp/ir/index-e.html

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management's assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.


http://www.pioneer.co.jp

PIONEER CORPORATION

Printed in Japan with soy ink
on recycled paper

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: June 29, 2004

By ______________________

Kaneo Ito
President and Representative Director